As filed with the U.S. Securities and Exchange Commission on December 23, 2022
Registration No. 333-267869
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Stronghold Digital Mining, Inc.
(Exact name of registrant as specified in its charter)
Delaware	7374	86-2759890
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
595 Madison Avenue, 28th
Floor New York, New York 10022
(845) 579-5992
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gregory A. Beard
Chief Executive Officer
595 Madison Avenue, 28th Floor
New York, New York 10022
(845) 579-5992
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Daniel M. LeBey
Shelley A. Barber
Vinson & Elkins L.L.P.
1114 Avenue of the Americas, 32nd Floor
New York, New York 10036
(804) 327-6300
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder(s) may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy, these securities in any state or jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED DECEMBER 23, 2022
PROSPECTUS
10,000,000 Shares

Stronghold Digital Mining, Inc.
Class A Common Stock
This prospectus relates solely to the offer and sale from time to time of up to an aggregate of 10,000,000 shares of our Class A common stock, par value $0.0001 per share, by the selling stockholder identified in this prospectus (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest). Such shares consist of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of pre-funded warrants acquired by the selling stockholder (the “Pre-Funded Warrants”), and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of warrants acquired by the selling stockholder (the “Armistice Warrants”), in each case pursuant to a securities purchase agreement, dated September 13, 2022, between us and the selling stockholder (the “Armistice Securities Purchase Agreement”).
The selling stockholder may offer such shares from time to time as it may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. This prospectus does not necessarily mean that the selling stockholder will offer or sell the shares. We cannot predict when or in what amounts the selling stockholder may sell any of the shares offered by this prospectus. Any shares of Class A common stock subject to resale hereunder will have been issued by us and acquired by the selling stockholder prior to any resale of such shares pursuant to this prospectus.
Pursuant to the Armistice Securities Purchase Agreement, we entered into a registration rights agreement with Armistice (the “Armistice Registration Rights Agreement”). We are registering such shares for resale pursuant to the Armistice Registration Rights Agreement. We will not receive any of the proceeds from the sale of these shares of our Class A common stock by the selling stockholder. However, we will receive proceeds from the exercise of the Pre-Funded Warrants and the Armistice Warrants, if the Pre-Funded Warrants and the Armistice Warrants are exercised for cash. We intend to use those proceeds, if any, for general corporate purposes. We have agreed to pay all fees and expenses relating to registering these shares of Class A common stock. The selling stockholder will pay any broker commissions or similar commissions or fees incurred for the sale of these shares of Class A common stock.
Because all of the shares offered under this prospectus are being offered by the selling stockholder, we cannot currently determine the price or prices at which our shares may be sold under this prospectus. Our Class A common stock is listed on The Nasdaq Global Market under the symbol “SDIG.” On December 21, 2022, the closing price of our Class A common stock was $0.45 per share.
We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We have two classes of common stock: Class A common stock and Class V common stock. Each share of Class V common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. Q Power LLC, which is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman, together with Messrs. Beard and Spence, holds approximately 47.8% of the total voting stock currently outstanding, including 100% of the Class V common stock outstanding, which votes together with the Class A common stock as a single class.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 7 and in the documents we file with the SEC that are incorporated by reference into this prospectus to read about factors you should consider before buying shares of our Class A common stock.
The date of this prospectus is    , 2022.

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholder may offer and sell, from time to time, in one or more offerings, up to 10,000,000 shares of our Class A common stock.
We may file one or more prospectus supplements, or, if appropriate, post-effective amendments, to accompany this prospectus to add, update or change information contained in this prospectus. If the information varies between this prospectus and the accompanying prospectus supplement or post-effective amendment, if any, you should rely on the information in the accompanying prospectus supplement or post-effective amendment. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to the offering. You should read both this prospectus and the accompanying prospectus supplement or post-effective amendment, if any, and any free writing prospectus together with the additional information described under “Where You Can Find More Information.” You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” herein, and the accompanying prospectus supplement or post-effective amendment, if any, and any related free writing prospectus, and under similar headings in any other documents that are incorporated by reference into this prospectus, and the accompanying prospectus supplement or post-effective amendment, if any, and any related free writing prospectus.
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”
You should rely only on the information contained in this prospectus or in any prospectus supplement or post-effective amendment or free-writing prospectus we may authorize to be delivered or made available to you. Neither we nor the selling stockholder have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We and the selling stockholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.
i

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing in this prospectus and in the documents we file with the SEC that are incorporated by reference into this prospectus.
Industry and Market Data
The market data and certain other statistical information used or incorporated by reference into this prospectus are based on independent industry publications, publicly available information, business organizations, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the selling stockholder have independently verified the accuracy or completeness of this information. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations in any statistical survey of market share data. Accordingly, you are cautioned not to place undue reliance on such market share data or any other such estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” appearing in this prospectus and in the documents we file with the SEC that are incorporated by reference into this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.
Trademarks and Trade Names
We rely on various trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.
Presentation of Financial and Other Information
Stronghold Digital Mining LLC (f/k/a Stronghold Power LLC) (“SDM”) and Scrubgrass Reclamation Company, L.P. (f/k/a Scrubgrass Generating Company, L.P.) (“Scrubgrass LP”) collectively are, and are generally referred to herein as, the accounting predecessor of the issuer, Stronghold Inc. Stronghold Inc. is the audited financial reporting entity following the reorganization of the Company, effected on April 1, 2021.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our combined financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The website address of the SEC is www.sec.gov.
We make available free of charge on or through our website at www.ir.strongholddigitalmining.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the SEC.

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement for free at www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Certain Information By Reference” are also available on our website, www.ir.strongholddigitalmining.com.
We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents without restating that information in this document. The information incorporated by reference into this prospectus is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and all documents that we may subsequently file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering under this prospectus provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:
•	our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 29, 2022;
•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2022;
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 filed with the SEC on May 16, 2022, August 18, 2022 and November 10, 2022, respectively;
•
our Current Reports on Form 8-K and Form 8-K/A, as applicable, filed with the SEC (except for items 2.02 and 7.01) on January 6, 2022, February 4, 2022, February 8, 2022, March 29, 2022, April 14, 2022, April 22, 2022, May 16, 2022, May 19, 2022, June 22, 2022, July 25, 2022, August 16, 2022, August 22, 2022, September 13, 2022, September 19, 2022, October 14, 2022, November 1, 2022, November 9, 2022, November 10, 2022, December 6, 2022, December 9, 2022 and December 21, 2022;

•
the audited financial statements of Panther Creek Power Operating LLC for the years ended December 31, 2020 and 2019, contained in our Registration Statement on Form S-1 (File No. 333-260874), filed with the SEC on November 8, 2021; and

•
the description of our capital stock contained in our Registration Statement on Form 8-A, dated October 19, 2021 and any amendment or report filed with the SEC for the purposes of updating such description, including Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on March 29, 2022.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. Requests for these documents should be directed to Stronghold Digital Mining, Inc., 595 Madison Avenue, 28th Floor, New York, New York 10022, telephone (845) 579-5992. We also maintain a website at www.strongholddigitalmining.com where incorporated reports or other documents filed with the SEC may be accessed. We have not incorporated by reference into this prospectus the information contained in, or that can be accessed through, our website, and you should not consider it to be part of this prospectus.

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or post-effective amendment that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement or post-effective amendment is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PROSPECTUS SUMMARY
This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” included in or incorporated by reference into this prospectus, and the information incorporated herein by reference, including our financial statements.
Except as otherwise indicated or required by the context, all references in this prospectus to the “Company,” “we,” “us” or “our” relate to Stronghold Digital Mining, Inc. (“Stronghold Inc.”) and its consolidated subsidiaries following the reorganization of the Company effected on April 1, 2021. References in this prospectus to “Q Power” refer to Q Power LLC, which prior to the reorganization (i) was the sole regarded owner of SDM and (ii) indirectly held 70% of the limited partner interests and 100% of the general partner interests in Scrubgrass LP.
Overview
We are a vertically integrated crypto asset mining company currently focused on mining Bitcoin. We wholly own and operate two low-cost, environmentally-beneficial coal refuse power generation facilities that we have upgraded: (i) our first reclamation facility located on a 650-acre site in Scrubgrass Township, Venango County, Pennsylvania, which we acquired the remaining interest of in April 2021 and has the capacity to generate approximately 83.5 megawatts (“MW”) of electricity (the “Scrubgrass Plant”) and (ii) a facility located near Nesquehoning, Pennsylvania, which we acquired in November 2021 and which has the capacity to generate approximately 80 MW of electricity (the “Panther Creek Plant”), each of which is as an Alternative Energy System because coal refuse is classified under Pennsylvania law as a Tier II Alternative Energy Source (large-scale hydropower is also classified in this tier). We are committed to generating our energy and managing our assets sustainably, and we believe that we are one of the first vertically integrated crypto asset mining companies with a focus on environmentally beneficial operations. We believe that our integrated model of owning our own power plants and Bitcoin mining data center operations helps us to produce Bitcoin at a cost that we believe is attractive versus the price of Bitcoin, and generally below the prevailing market price of power that many of our peers must pay and may have to pay in the future during periods of uncertain or elevated power pricing. Due to the environmental benefit resulting from the remediation of the sites from which the waste coal utilized by our two power generation facilities is removed, we also qualify for Tier II renewable energy tax credits (“RECs”) in Pennsylvania. These RECs are currently valued at approximately $17.00 per megawatt hour and help reduce our net cost of power. We believe that our ability to utilize RECs in reducing our net cost of power further differentiates us from our public company peers that purchase power from third party sources or import power from the grid and that do not have access to RECs or other similar tax credits. Should power prices weaken to a level that is below the Company’s cost to produce power, we have the ability to purchase power from the PJM grid to ensure that we are producing Bitcoin at the lowest possible cost. Conversely, we are able to sell power to the PJM grid instead of using the power to produce Bitcoin, as we have recently done, on an opportunistic basis, when power prices exceed the price of Bitcoin.
We expect that our net cost of power will be approximately $45.00 to $50.00 per megawatt-hour (“MWh”) in the first quarter of 2023 and thereafter, taking into account RECs and waste coal tax credits that we receive. This $45.00 to $50.00 per MWh corresponds to approximately $10,000 to $12,000 per Bitcoin equivalent with modern miners and assuming a network hash rate of approximately 250 exahash per second (“EH/s”). We believe this cost to mine is attractive versus the price of Bitcoin and generally below the prevailing market price of power that many of our peers, who do not generate power but must purchase it, must pay. For reference, per Bloomberg, as of December 21, 2022, average 2023 futures grid prices for six major pricing points (Electric Reliability Council of Texas (“ERCOT”) North, ERCOT West, Midcontinent Independent System Operator (“MISO”) Illinois, MISO Indiana, PJM East, and PJM West) range from approximately $50.00 to $65.00 per MWh, with an average of approximately $58.00 per MWh, to which our expected cost of approximately $45.00 to $50.00 per MWh compares favorably.
In addition, we operate as a market participant through PJM Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. Our ability to sell energy in the wholesale generation market in the PJM RTO provides us with an additional source of revenue. We also believe that owning our own power source makes us a more attractive partner to crypto asset mining equipment purveyors. We intend to leverage these competitive advantages to continue to grow our business through the opportunistic acquisition of additional power generating assets and miners.
Recent Developments
Nasdaq Continued Listing Deficiency
As disclosed in our Form 8-K filing on December 6, 2022, on November 30, 2022, we received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the closing bid price of the Company’s Class A common stock, for the last 30 consecutive business days, the Class A common stock did not meet the minimum bid price of $1.00 per share required by Nasdaq Listing Rule 5450(a)(1), initiating an automatic 180 calendar-day grace period for the Company to regain compliance. Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180 calendar day compliance period, or until May 29, 2023, to regain compliance with the minimum bid price requirement. During the compliance period, the Company’s shares of Class A common stock will continue to be listed and traded on the Nasdaq Global Market. The Company will regain compliance with the minimum bid price requirement if at any time before May 29, 2023, the bid price for the Company’s Class A common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days.
If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s shares of Class A common stock will be subject to delisting. At such time, the Company may appeal the delisting determination to a hearings panel. The Company intends to continue to monitor the bid price levels for the Common Stock and will consider appropriate alternatives to achieve compliance within the initial 180 calendar-day compliance period, including, among other things, a potential reverse stock split. There can be no assurance, however, that the Company will be able to do so.
General Digital Asset Market Conditions
The prices of cryptocurrencies, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from a low of approximately $30,000 to a high of approximately $68,000 during 2021, and has ranged from approximately $15,000 to approximately $50,000 year-to-date as of December 15, 2022. During 2022, a number of companies in the crypto assets industry have declared bankruptcy, including Core Scientific, Celsius Network, Voyager Digital Ltd., Three Arrows Capital, BlockFi, and FTX Trading Ltd. (“FTX”). Such bankruptcies have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly.
We safeguard and keep private our digital assets, including the Bitcoin that we mine, by utilizing storage solutions provided by Anchorage Digital, which requires multi-factor authentication. While we are confident in the security of our digital assets held by Anchorage, given the broader market conditions, there can be no assurance that other crypto asset market participants, including Anchorage as our custodian, will not ultimately be impacted. Further, given the current conditions in the digital assets ecosystem, we are liquidating our mined Bitcoin often, and at multiple points every week through Anchorage. We continue to monitor the digital assets industry as a whole, although it is not possible at this time to predict all of the risks stemming from these events that may result to us, our service providers, our counterparties, and the broader industry as a whole. See “—Crypto Asset Mining Related Risks— Our crypto assets may be subject to loss, damage, theft or restriction on access” for additional information.
Emerging Growth Company and Smaller Reporting Company Status
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•	We are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•
We are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	We are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and
•
We are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering (the “IPO”) or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; (iii) on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement or (iv) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.
We have elected to take advantage of the reduced disclosure obligations listed above in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and that will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of that fiscal year’s second fiscal quarter and (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter.
Our Offices
Our principal executive offices are located at 595 Madison Avenue, 28th Floor, New York, New York 10022, and our telephone number at that address is (845) 579-5992. Our website address is www.strongholddigitalmining.com. Information contained on our website does not constitute part of this prospectus.

The Offering
Issuer
Stronghold Digital Mining Inc.
Class A common stock offered by the selling stockholder
10,000,000 shares, consisting of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder.
Class A common stock outstanding
31,710,217 shares (as of December 21, 2022).
Class V common stock outstanding
26,057,600 shares (as of December 21, 2022). Class V shares do not have economic rights. In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class V common stock will be cancelled.
Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”
Use of proceeds
We will not receive any proceeds from the sale of the shares of our Class A common stock by the selling stockholder. However, we will receive proceeds from the exercise of the Pre-Funded Warrants and the Armistice Warrants, if the Pre-Funded Warrants and the Armistice Warrants are exercised for cash. We intend to use those proceeds, if any, for general corporate purposes.
Registration Rights
Under the terms of the Armistice Registration Rights Agreement, we agreed to file this registration statement with respect to the registration of the resale by the selling stockholder of all Registrable Securities (as defined in the Armistice Registration Rights Agreement), and to use our commercially reasonable efforts to cause this registration statement to become effective within the timeframes specified in the Armistice Registration Rights Agreement (but in no event after 60th calendar day following the date of the Armistice Registration Rights Agreement or, in the event of a review by the SEC, the 90th calendar day); failure to do so will result in certain liquidated damages as set forth in the Armistice Registration

Rights Agreement. In addition, we agreed that, upon the registration statement being declared effective under the Securities Act, we will use commercially reasonable efforts to keep this registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered hereby (i) have been sold hereunder or pursuant to Rule 144 of the Securities Act, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.
Dividend policy
We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.
Redemption rights of Stronghold Unit Holders
Under the Fourth Amended and Restated Limited Liability Company Agreement of Stronghold LLC, as amended from time to time (the “Stronghold LLC Agreement”), each Stronghold Unit Holder (other than Stronghold Inc.), subject to certain limitations, has the right (the “Redemption Right”), to cause Stronghold LLC to acquire all or a portion of its Stronghold LLC Units for, at Stronghold LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Stronghold LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Stronghold Inc. (instead of Stronghold LLC) has the right (the “Call Right”) to acquire each tendered Stronghold LLC Unit directly from the redeeming Stronghold Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. In addition, Stronghold Inc. has the right to require (i) upon the acquisition by Stronghold Inc. of substantially all of the Stronghold LLC Units, certain minority unitholders or (ii) upon a change of control of Stronghold Inc., each Stronghold Unit Holder (other than Stronghold Inc.), in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Stronghold LLC Units. In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class V common stock will be cancelled. See “Certain Relationships and Related

Party Transactions—Stronghold LLC Agreement” in the 2021 Form 10-K. Defined terms have the meanings set forth in the 2021 Form 10-K.
Tax Receivable Agreement
Stronghold Inc. has entered into a Tax Receivable Agreement with Q Power and an agent named by Q Power (the “Tax Receivable Agreement”), which provides for the payment by Stronghold Inc. to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. Stronghold Inc. will retain the remaining net cash savings, if any. See “Risk Factors” appearing in this prospectus and in the documents we file with the SEC that are incorporated by reference into this prospectus as well as “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” in the 2021 Form 10-K. Defined terms have the meanings set forth in the 2021 Form 10-K.
Listing symbol
Our Class A common stock is listed on The Nasdaq Global Market under the symbol “SDIG.”
Risk factors
You should carefully read and consider the information beginning on page 7 of this prospectus set forth under the heading “Risk Factors” and in the documents we file with the SEC that are incorporated by reference into this prospectus and all other information set forth in or incorporated by reference into this prospectus before deciding to invest in our Class A common stock.

RISK FACTORS
An investment in our Class A common stock involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” contained in our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”), and any updates in our subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, together with the other information contained or incorporated by reference in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, before investing in our Class A common stock. The occurrence of any of these risks could materially and adversely affect our business, financial condition, results of operations, in which case the trading price of our Class A common stock could decline and you could lose all or part of your investment.
Risks Related to Our Indebtedness and Liquidity
We may be unable to raise additional capital needed to grow our business.
We have operated and expect to continue to operate at a loss as we continue to establish our business model and if Bitcoin prices continue to be low or decline further. In addition, we expect to need to raise additional capital to expand our operations, pursue our growth strategies and to respond to competitive pressures or working capital requirements. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. The global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including diminished credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such macroeconomic conditions could also make it more difficult for us to incur additional debt or obtain equity financing. Further, the crypto assets industry has been negatively impacted by recent event such as the bankruptcies of Core Scientific, Celsius Network, Voyager Digital Ltd., Three Arrows Capital and FTX. In response to these events, the digital asset markets, including the market for bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in bitcoin. In light of conditions impacting our industry, it may be more difficult for us to obtain equity or debt financing in the future.
If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our Class A common stock could decline. Furthermore, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of our Class A common stock on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, take other actions including accepting terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.
Crypto Asset Mining Related Risks
Our future success will depend upon the value of Bitcoin and other crypto assets; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings.
Our operating results will depend on the value of Bitcoin because it is the only crypto asset we currently mine. Specifically, our revenues from our Bitcoin mining operations are based on two factors: (1) the number of Bitcoin rewards we successfully mine and (2) the value of Bitcoin. In addition, our operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking Bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of Bitcoin. Further, our current miners are principally utilized for mining Bitcoin and do not generally mine other crypto assets, such as Ether, that are not mined utilizing the “SHA-256 algorithm.” If other crypto assets were to achieve acceptance at the expense of Bitcoin causing the value of Bitcoin to decline, or if Bitcoin were to switch its proof of work encryption algorithm from SHA-256 to another algorithm for which our miners are not specialized, or the value of Bitcoin were to continue to be low or decline further, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors. Further, because we do not currently hedge our investment in Bitcoin and do not intend to for the foreseeable future, we are directly exposed to Bitcoin’s price volatility and surrounding risks.

The market price of Bitcoin has historically and recently been volatile. For example, since the IPO, the price of Bitcoin has dropped over 70%, resulting in an adverse effect on our results of operations, liquidity and strategy. The market price of Bitcoin is impacted by a variety of factors (including those discussed herein), and is determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. As further described herein, the crypto assets industry has been negatively impacted by recent events. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of Bitcoin, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both Bitcoin and shares of our securities. Although only a small portion representing under 10% of our power production is currently supplied to customers under hosting arrangements, depressed value for Bitcoin could further lead to less demand for our hosting services. While we believe we could instead divert such power and sell back to the grid, there is no guarantee that we will be able to recover the same amount of revenue as we would have expected under any hosting arrangements. Further, volatility in crypto asset pricing could lead to other impacts such as increased risks of legal proceedings or governmental scrutiny of us and our affiliates, customers, suppliers, and partners, either in the United States or in other jurisdictions. Continued fluctuations and volatility in the crypto asset industry could adversely affect an investment in our securities.
Our crypto assets may be subject to loss, damage, theft or restriction on access. Further, digital asset exchanges on which crypto assets trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible.
There is a risk that part or all of our crypto assets could be lost, stolen or destroyed. Crypto assets are stored in crypto asset sites commonly referred to as “wallets” which may be accessed to exchange a holder’s crypto assets. Access to our Bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted wallet. We believe that our crypto assets will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our crypto assets. Hackers or malicious actors may attempt to steal Bitcoins, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms, storage locations or software, our general computer systems or networks, or by other means. We cannot guarantee that we will prevent loss, damage or theft, whether caused intentionally, accidentally or by act of God. Access to our crypto assets could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack).
It is possible that, through computer or human error, theft or criminal action, our crypto assets could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, Bitcoin transactions are irrevocable, and stolen or incorrectly transferred cryptocurrencies may be irretrievable, and we may have extremely limited or no effective means of recovering such Bitcoins.
Further, digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. During 2022, a number of companies in the crypto industry have declared bankruptcy, including Core Scientific, Celsius Network (“Celsius”), Voyager Digital Ltd., Three Arrows Capital, BlockFi, and FTX. In June 2022, Celsius began pausing all withdrawals and transfers between accounts on its platform, and in July 2022, it filed for Chapter 11 bankruptcy protection. Further, in November 2022, FTX, one of the major cryptocurrency exchanges, also filed for Chapter 11 bankruptcy. Such bankruptcies have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly, and other participants and entities in the digital asset industry have been, and may continue to be, negatively affected. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity.
We have not been directly impacted by any of the recent bankruptcies in the crypto asset space, as we have no contractual privity or relationship to the relevant parties. However, we are dependent on the overall crypto assets industry, and such recent events have contribute, at least in part, to our and our peers stock price as well as the price of Bitcoin. If the liquidity of the digital assets markets continues to be negatively impacted, digital asset prices (including the price of bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us.
We safeguard and keep private our digital assets, including the Bitcoin that we mine, by utilizing storage solutions provided by Anchorage Digital Bank (“Anchorage”), which requires multi-factor authentication. While we are confident in the security of our digital assets held by Anchorage, given the broader market conditions, there can be no assurance that other crypto asset market participants, including Anchorage as our custodian, will not ultimately be impacted by recent market events. Further, given the current conditions in the digital assets ecosystem, we are liquidating our mined Bitcoin often, and at multiple points every week through Anchorage. If Anchorage were to limit or halt services, we would need to find another custodian. While we have not been directly impacted by any of the recent bankruptcies in the crypto asset space as we had no contractual privity or relationship to the relevant parties, we are dependent on the overall industry perception tied to these recent bankruptcy events, and this is reflected in our and our peers stock price as well as the price of Bitcoin. Further, we have the ability to sell power and are not wholly reliant on the crypto asset space, We continue to monitor the digital assets industry as a whole, although these events are continuing to develop and it is not possible at this time to predict all of the risks stemming from these events that may result to us, our service providers, including custodians and wallets, our counterparties, and the broader industry as a whole.
Any of these events may adversely affect our operations and results of operations and, consequently, an investment in us.
If our current, or any of our future, custodians file for bankruptcy, crypto assets held in their custody could be determined to be property of a bankruptcy estate and we could be considered a general unsecured creditor thereof.
The treatment of bitcoins and other crypto assets held by custodians that file for bankruptcy protection is uncharted territory in U.S. Bankruptcy law. We cannot say with certainty whether bitcoins and other crypto assets held in custody by a bankrupt custodian would be treated as property of a bankruptcy estate and, accordingly, whether the owner of that bitcoin would be treated as a general unsecured creditor.
Governmental actions may have a materially adverse effect on the crypto asset mining industry as a whole, which would have an adverse effect on our business and results of operations.
China has historically been the world’s largest producer of Bitcoin and has housed the large majority of the world’s crypto asset mining power (some observers estimate that China produced as high as 80% of the world’s crypto asset mining power at certain points in time). In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading. In September 2021, Chinese regulators instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. In January 2022, the Central Bank of Russia called for a ban on cryptocurrency activities ranging from mining to trading. We cannot quantify the effects of this regulatory action on our industry as a whole. If further regulation follows, it is possible that our industry may not be able to cope with the sudden and extreme loss of mining power.
On March 8, 2022, President Biden announced an executive order on cryptocurrencies which seeks to establish a unified federal regulatory regime for cryptocurrencies. Because we are unable to influence or predict future regulatory actions taken by governments in China, the United States, or elsewhere, we may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on our industry and, therefore, our business and results of operations. On November 23, 2022, the governor of New York signed into law a two year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of-work digital asset mining operations. While this action does not directly impact our current operations, as our power generation plans are exclusively located in Pennsylvania, it may be the beginning of a new wave of climate change regulations aimed at preventing or reducing the growth of Bitcoin mining in jurisdictions in the United States, including potentially jurisdictions in which we now operate or may in the future operate. The above-described developments could also demonstrate the beginning of a regional or global regulatory trend in response to environmental and energy preservation or other concerns surrounding crypto assets, and similar action in a jurisdiction in which we operate or in general could have a devastating effect on our operations. If further regulation follows, it is possible that the Bitcoin mining industry may not be able to adjust to a sudden and dramatic overhaul to our ability to deploy energy towards the operation of mining equipment. We are not currently aware of any legislation in Pennsylvania being a near-term possibility. If further regulatory action is taken by various governmental entities, our business may suffer and investors in our securities may lose part or all of their investment.
The loss or destruction of private keys required to access any crypto assets held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses.
Crypto assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the crypto assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the crypto assets held in such a wallet. To the extent that any of the private keys relating to our hot wallet or cold storage containing crypto assets held for our own account is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the crypto assets held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our crypto assets could adversely affect our ability to access or sell our crypto assets, and subject us to significant financial losses. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business. The total value of crypto assets in our possession and control is significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of funds. Further, while we do not currently hold any crypto assets for our customers (including hosting customers), as all mined crypto assets go directly to their accounts, we have held crypto assets for customers in the past and may resume such practices in the future. There are a number of risks associated with such practice, particularly in light of recent events affecting the broader digital assets market, and management will evaluate such risks prior to resuming such practices in the future, if at all.
Risks Related to our Class A Common Stock
If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our common stock.
Our Class A common stock is currently listed on the Nasdaq Global Market. In order to maintain such listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements.
As disclosed in our Form 8-K filing on December 6, 2022, on November 30, 2022, we received a written notification from Nasdaq notifying us that, based upon the closing bid price of our Class A common stock, for the last 30 consecutive business days, our Class A common stock did not meet the minimum bid price of $1.00 per share required by Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have an automatic 180 calendar-day grace period, or until May 29, 2023, to regain compliance with the minimum bid price requirement. During the compliance period, shares of our Class A common stock will continue to be listed and traded on the Nasdaq Global Market. If we do not regain compliance during the compliance period, we may be afforded a second 180 calendar day period to regain compliance if, among other things, we meet certain listing requirements of, and elect to transfer to, the Nasdaq Capital Market. We will regain compliance with the minimum bid price requirement if at any time before May 29, 2023, the bid price for our Class A common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days. See “Recent Developments” on page 2 of this prospectus for additional information regarding the noncompliance letter.
We intend to monitor the closing bid price of our Class A common stock and assess potential actions, including effecting a reverse stock split, to regain compliance, but there is no assurance that we will be able to regain compliance, including under the specified grace period or any extensions thereof. Even if we were to regain compliance with the deficiency noted above, we may, again, in the future fall out of compliance with such standards. A delisting of our Class A common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, such common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any. Also, if in the future we were to determine that we need to seek additional equity capital, having been delisted or being subject to delisting proceedings could have an adverse effect on our ability to raise capital in the public or private markets. See “—Risks Related to Our Indebtedness and Liquidity—We may be unable to raise additional capital needed to grow our business” and “—Crypto Asset Mining Related Risks—Our future success will depend upon the value of Bitcoin and other crypto assets; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings” for additional information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “may,” “might,” “will,” “should,” “seek,” “approximately,” “plan,” “possible,” “potential,” “predict,” “continue,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” or the negative of such terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” included in this prospectus or included in the 2021 Form 10-K, or any updates in our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.
Forward-looking statements may include statements about:
•	the hybrid nature of our business model, which is highly dependent on the price of Bitcoin;
•	our ability to raise capital to fund our business growth;
•	our substantial indebtedness and its effect on our results of operations and our financial condition;
•	our dependence on the level of demand and financial performance of the crypto asset industry;
•	our ability to manage our growth, business, financial results and results of operations;
•	uncertainty regarding our evolving business model;
•	our ability to maintain sufficient liquidity to fund operations, growth and acquisitions;
•	uncertainty regarding the outcomes of any investigations or proceedings;
•	our ability to retain management and key personnel and the integration of new management;
•	our ability to enter into purchase agreements, acquisitions and financing transactions;
•	our ability to maintain our relationships with our third party brokers and our dependence on their performance;
•	public health crises, epidemics, and pandemics such as the COVID-19 pandemic;
•	our ability to procure crypto asset mining equipment from foreign-based suppliers;
•
developments and changes in laws and regulations, including increased regulation of the crypto asset industry through legislative action and revised rules and standards applied by The Financial Crimes Enforcement Network under the authority of the U.S. Bank Secrecy Act and the Investment Company Act;

•	the future acceptance and/or widespread use of, and demand for, Bitcoin and other crypto assets;
•	our ability to respond to price fluctuations and rapidly changing technology;
•	our ability to operate our coal refuse power generation facilities as planned;
•	our ability to remain listed on a stock exchange and maintain an active trading market;
•	our ability to avail ourselves of tax credits for the clean-up of coal refuse piles; and
•	legislative or regulatory changes, and liability under, or any future inability to comply with, existing or future energy regulations or requirements.
We caution you that these forward-looking statements are subject to a variety of risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, decline in demand for our products and services, the seasonality and volatility of the crypto asset industry, our acquisition strategies, the inability to comply with developments and changes in regulation, cash flow and access to capital, maintenance of third party relationships, the COVID-19 pandemic and the other risks described under “Risk Factors” in this prospectus and in the documents we file with the SEC that are incorporated by reference into this prospectus.
Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.
All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.
Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS
We are registering 10,000,000 shares of Class A common stock for resale by the selling stockholder, consisting of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder. We will not receive any proceeds from the sale of the shares of our Class A common stock by the selling stockholder. However, we will receive proceeds from the exercise of the Pre-Funded Warrants and the Armistice Warrants, if the Pre-Funded Warrants and the Armistice Warrants are exercised for cash. We intend to use those proceeds, if any, for general corporate purposes. The net proceeds from the sale of the shares of our Class A common stock offered pursuant to this prospectus will be received by the selling stockholder for their respective accounts. Pursuant to the Armistice Registration Rights Agreement, we have agreed to pay all fees and expenses relating to registering these shares of our Class A common stock. The selling stockholder will pay any broker commissions or similar commissions or fees incurred for the sale of such shares.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Introduction
The following sets forth unaudited pro forma condensed consolidated financial statements of the Company prepared in accordance with Article 11 of Regulation S-X. The following information should be read in conjunction with the following: (i) the accompanying notes to the unaudited pro forma condensed consolidated financial statements; (ii) the Company’s audited consolidated financial statements for the year ended December 31, 2021 and related notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2022; and (iii) the Company’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2022 and related notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2022.
The unaudited pro forma condensed consolidated financial statements are based on and have been derived from the Company’s historical consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America and are presented based on assumptions, adjustments, and currently available information described in the accompanying notes.
Description of the Transactions
The unaudited pro forma condensed consolidated financial statements are presented to illustrate the estimated effects of the following transactions:
Asset Purchase Agreement
On August 16, 2022, the Company, Stronghold Digital Mining Holdings LLC (“Stronghold LLC”), SDM and Stronghold Digital Mining BT, LLC, a Delaware limited liability company (“Digital Mining BT”, together with SDM, the “APA Sellers” and, together with the Company and Stronghold LLC, the “APA Seller Parties”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with NYDIG ABL LLC, a Delaware limited liability company formerly known as Arctos Credit, LLC (“NYDIG”), and The Provident Bank, a Massachusetts savings bank (“BankProv” and together with NYDIG, “Purchasers” and each, a “Purchaser”).
Pursuant to the master equipment financing agreement SDM entered into with NYDIG on June 25, 2021 (the “Arctos/NYDIG Financing Agreement”) and the master equipment financing agreement SDM entered into with NYDIG on December 15, 2021 (the “Second NYDIG Financing Agreement” and, together with the Arctos/NYDIG Financing Agreement, the “NYDIG Financing Agreements”), the Seller Parties pledged as collateral under the NYDIG Financing Agreements the APA Collateral, comprised of certain Bitcoin miners the Seller Parties purchased with borrowings under the NYDIG Financing Agreements. Under the Asset Purchase Agreement, the Seller Parties agreed to sell, and the Purchasers (or their respective designee) agreed to purchase, the APA Collateral in a private disposition in exchange for the forgiveness, reduction and release of all principal, interest, and fees owing under each of the NYDIG Financing Agreements, which we refer to as the NYDIG Debt. The Sellers have agreed to clean, service, package, ship and deliver the APA Collateral, and to bear the costs associated with such activities. Following (i) delivery of the APA Collateral to the Purchasers or their designees and (ii) a subsequent inspection period of up to 14 days (which may be extended up to seven additional days), upon acceptance of the APA Collateral, the ownership of such APA Collateral will be transferred to the Purchasers or their designees and the related portion of the NYDIG Debt will be assigned to the Sellers and cancelled pursuant to a master bill of sale in accordance with the Asset Purchase Agreement as a Settlement. In the event of certain failures to satisfy the inspection conditions set forth in the Asset Purchase Agreement, the Company is obligated to replace the APA Collateral that failed to satisfy such inspection conditions with comparable assets, provided that such obligation only applies once the aggregate value of such APA Collateral exceeds $173,650.68, with respect to BankProv, and $252,532.33, with respect to NYDIG.
Prior to the date on which (i) APA Seller Parties first breach a material obligation under the Asset Purchase Agreement, (ii) the Asset Purchase Agreement is terminated or if an APA Seller elects not to sell any or all of its APA Collateral, or (iii) an insolvency or liquidation proceeding is commenced by or against the APA Sellers (the

“Non-Interference Period”), the Purchasers have agreed not to foreclose on any of the APA Collateral under the NYDIG Financing Agreements. The Seller Parties also granted certain indemnification rights to the Purchasers. The Asset Purchase Agreement also provides for certain termination rights.
Pursuant to the Asset Purchase Agreement, the Seller Parties have granted a release from certain claims arising out of or in connection with the Asset Purchase Agreement and the transactions contemplated thereunder. Further, except for the payment of accrued but unpaid interest through the date of signing of the Asset Purchase Agreement, prior to the earlier of (i) the termination of the Asset Purchase Agreement, (ii) the end of the Non-Interference Period, or (iii) a Seller electing not to sell any of its APA Collateral required to be sold at a settlement, the Sellers will not be required to make payments pursuant to the NYDIG Financing Agreements (although interest shall accrue but not be due and payable) and each Purchaser, in its capacity as the respective lender under the NYDIG Financing Agreements, will not exercise any remedies available as a lender or declare any event of default as a result of the Sellers taking any actions required or directly contemplated by the Asset Purchase Agreement.
On September 30, 2022, the Company completed the BankProv Settlement, relating to the sale of the initial two tranches of the APA Collateral to BankProv pursuant to the Asset Purchase Agreement in exchange for the extinguishment of $27.4 million of principal under the NYDIG Debt and related interest.
On October 13, 2022, the Seller Parties completed the NYDIG Settlement, relating to the sale of three tranches of APA Collateral to NYDIG pursuant to the Asset Purchase Agreement in exchange for the extinguishment of $37.9 million of principal under the NYDIG Debt and related interest.
On October 26, 2022, the Seller Parties completed the transfer of the seventh and final tranche of the APA Collateral to NYDIG pursuant to the Asset Purchase Agreement in exchange for the extinguishment of $2.1 million of principal under the NYDIG Debt and related interest (the “Final Settlement”).
Following the Final Settlement, together with the BankProv Settlement and NYDIG Settlement, the aggregate amount of principal under the NYDIG Debt extinguished is $67.4 million. The sale of all Bitcoin miners included in the APA Collateral that were in the Company’s possession at the Panther Creek Plant and Scrubgrass Plant at the time the Asset Purchase Agreement was executed and the related forgiveness, reduction and release of the NYDIG Debt associated with such Bitcoin miners have been completed.
The disposition of the APA Collateral does not qualify as a discontinued operation as it does not represent a strategic shift that will have a major effect on the Company’s results of operations or financial condition. While the entirety of the APA Collateral has not been sold and the entirety of the NYDIG Debt has not been extinguished as of September 30, 2022, the following pro forma adjustments assume that both will have occurred.
Amendment to May PIPE Notes
On May 15, 2022, the Company entered into a note and warrant purchase agreement (the “May 2022 Purchase Agreement”), by and among the Company and the purchasers thereto (collectively, the “May PIPE Purchasers”), whereby the Company agreed to issue and sell to the May PIPE Purchasers, and the May PIPE Purchasers agreed to purchase from the Company, (i) 33,750,000 aggregate principal amount of 10.00% unsecured convertible promissory notes (the “May 2022 Notes”) and (ii) warrants (the “May 2022 Warrants”).
On August 16, 2022, the Company entered into an agreement with the May PIPE Purchasers, whereby the Company agreed to amend the terms of the May 2022 Notes such that an aggregate of $11.25 million of the outstanding principal under the May 2022 Notes (the “Amended May 2022 Notes”) was exchanged for the amended and restated warrant agreement (the “Amended May 2022 Warrants”), pursuant to which the strike price of the aggregate 6,318,000 May 2022 Warrants was reduced from $2.50 to $0.01. After giving effect to the principal reduction under the Amended May 2022 Notes, the Company will continue to make subsequent payments to the Purchasers on the fifteenth (15th) day of each of November 2022, December 2022, January 2023 and February 2023. The Company may generally elect to make each such payment (A) in cash or (B) in shares of its Class A common stock, at a twenty percent (20%) discount to the average of the daily volume-weighted average prices for each of the twenty (20) consecutive trading days preceding the payment date.

September PIPE
On September 13, 2022, the Company entered into Securities Purchase Agreements with Armistice Capital Master Fund Ltd. (“Armistice”) and Greg Beard, the Company’s co-chairman and chief executive officer (together with Armistice, the “September PIPE Purchasers”), for the purchase and sale of 2,274,350 and 602,409 shares, respectively, of Class A common stock, par value $0.0001 per share at a purchase price of $1.60 and $1.66, respectively, and warrants to purchase an aggregate of 5,602,409 shares of Class A common stock, at an initial exercise price of $1.75 per share (subject to certain adjustments). Subject to certain ownership limitations, such warrants are exercisable upon issuance and will be exercisable for five and a half years commencing upon the date of issuance. Armistice also purchased the Pre-Funded Warrants to purchase 2,725,650 shares of Class A common stock at a purchase price of $1.60 per Pre-Funded Warrant. The Pre-Funded Warrants have an exercise price of $0.0001 per warrant share. The transaction closed on September 19, 2022. The gross proceeds, before deducting offering expenses, from the sale of such securities was approximately $9.0 million.
Northern Data Settlement Agreement
On September 30, 2022, SDM, Stronghold Digital Mining Operating, LLC, and Stronghold Digital Mining Hashco, LLC entered into a Settlement Agreement with Northern Data PA LLC (“NDPA”) and 1277963 B.C. Ltd. (“Bitfield”, and together with NDPA, “Northern Data”) (the “Settlement Agreement”) whereby the previously disclosed Hosting Agreement between NDPA and SDM dated August 17, 2021 (as amended, the “Hosting Agreement”) was mutually terminated.
Pursuant to the Settlement Agreement, for a term of two (2) years until October 1, 2024, the Company has the right to lease from Northern Data for its exclusive use, access, and operation (i) 24 Northern Data Pods capable of supporting approximately 550 Bitcoin miners each for an aggregate amount of approximately 13,200 available slots and (ii) four Strongboxes that the Company previously sold to Northern Data capable of supporting approximately 264 Bitcoin miners each for an aggregate of approximately 1,056 mining slots for $1,000.00 annually. Following the Settlement Agreement, no future revenue share will be applicable for miners in the Northern Data Pods or Strongboxes and the Company will receive 100% of the profits generated by Bitcoin miners in the Northern Data Pods and Strongboxes. At the end of the two-year term of the Settlement Agreement, the Company has the option, but not the obligation, to purchase the Northern Data Pods and Strongboxes for an amount between $2 million and $6 million based on the prevailing hash price at the time, net of a maximum of $1.5 million of expenditures that the Company has the option to use to upgrade the Northern Data Pods throughout the two year term.
Pursuant to the Settlement Agreement, the Company will pay Northern Data an aggregate amount of $4.5 million as follows (i) $2.5 million to Northern Data not later than October 3, 2022, which amount was paid to Northern Data on October 3, 2022 in full, (ii) $1.0 million to Northern Data not later than October 31, 2022, which was paid on October 31, 2022 in full; and (iii) $1.0 million to Northern Date not later than November 30, 2022.
WhiteHawk Refinancing
On August 16, 2022, the Company entered into a commitment letter (the “Commitment Letter”) with WhiteHawk Finance LLC (“WhiteHawk”) to provide for committed financing to refinance the equipment financing agreement, dated June 30, 2021, by and between Stronghold Digital Mining Equipment, LLC and WhiteHawk (the “WhiteHawk Financing Agreement”) and provide up to $20 million in additional commitments (such additional commitments, the “Delayed Draw Facility”) for an aggregate loan not to exceed $60.0 million. Such loans under the Delayed Draw Facility will be available to be drawn for 180 days from the closing date of the WhiteHawk Refinancing Agreement (as defined below). On October 27, 2022, the Company entered into a Credit Agreement with WhiteHawk to refinance the WhiteHawk Financing Agreement (the “Credit Agreement”), effectively terminating the WhiteHawk Financing Agreement. The Credit Agreement consists of $35.1 million in term loans and a $23.0 million Delayed Draw Facility. Such loans under the Delayed Draw Facility were drawn on the closing date of the Credit Agreement.
The financing contemplated by the Commitment Letter (such financing, the “WhiteHawk Refinancing Agreement”) was entered into by Stronghold LLC as Borrower (the “Borrower”) and is secured by substantially all of the assets of the Company and its subsidiaries and is guaranteed by the Company and certain of its subsidiaries. The WhiteHawk Refinancing Agreement requires equal monthly amortization payments resulting in full amortization at maturity. The WhiteHawk Refinancing Agreement has customary representations, warranties and covenants including restrictions on indebtedness, liens, restricted payments and dividends, investments, asset sales and similar covenants and contains customary events of default. The WhiteHawk Refinancing Agreement contains a covenant requiring the Borrower and its subsidiaries to maintain a minimum (x) of $7.5 million of liquidity at all times, (y) a minimum liquidity of $10 million of average daily liquidity for each calendar month (rising to $20 million beginning July 1, 2023) and (z) a maximum total leverage ratio covenant of (i) 7.5:1.0 for the quarter ending December 31, 2022, (ii) 5.0:1.0 for the quarter ending March 31, 2023, (iii) 4.0:1.0 for the quarter ending June 30, 2023, and (iv) 4.0:1.0 for each quarter ending thereafter.
The borrowings under the WhiteHawk Refinancing Agreement mature on October 26, 2025, and bear interest at a rate of either (i) the Secured Overnight Financing Rate (“SOFR”) plus 10% or (ii) a reference rate equal to the greater of (x) 3%, (y) the federal funds rate plus 0.50% and (y) the Term SOFR rate plus 1%, plus 9%. The loan under the Delayed Draw Facility was issued with 3% closing fee on the drawn amount, paid when such amount was drawn. Amounts drawn on the WhiteHawk Refinancing Agreement are subject to a prepayment premium such that the lenders thereunder achieve a 20% return on invested capital. The Company also issued a stock purchase warrant to WhiteHawk in conjunction with the closing of the WhiteHawk Refinancing Agreement, which provides for the purchase of an additional 4,000,000 shares of Class A common stock at an exercise price of $0.01 per share. Borrowings under the WhiteHawk Refinancing Agreement may also be accelerated in certain circumstances
Panther Creek Acquisition
On July 9, 2021, the Company entered into a purchase agreement, as contemplated by the Olympus LOI, with Panther Creek Reclamation Holdings, LLC (“Panther Creek Reclamation”), a subsidiary of Olympus (the “Panther Creek Acquisition”). Pursuant to the Panther Creek Acquisition, the Company acquired all of the assets of Panther Creek Power Operating LLC (“Panther Creek”), comprised primarily of the Panther Creek Plant. The Company completed the Panther Creek Acquisition on November 2, 2021. The consideration for the Panther Creek Plant was approximately $3.0 million in cash ($2.192 million after deducting 50% of land closing costs agreed to be split with the seller) subject to certain closing adjustments, and 1,152,000 Class A common units of Stronghold LLC (“Stronghold LLC Unit”), together with a corresponding number of shares of Class V common stock. Pursuant to the Redemption Right, each Stronghold LLC Unit, combined with a corresponding share of Class V common stock, may be redeemed for one share of Class A common stock (or cash, in certain instances).
The Company’s consolidated balance sheet as of September 30, 2022 and statements of operations for the nine months ended September 30, 2022 included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2022 already include the assets and liabilities acquired in the Panther Creek Acquisition and accompanying results of operations for the period. Therefore, no pro forma adjustments for this transaction are reflected in the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2022. The Company’s audited consolidated statement of operations for the year ended December 31, 2021 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2022 reflects the actual results of operations from the Panther Creek Acquisition from November 2, 2021 through December 31, 2021.
Under Article 11 of Regulation S-X, the sale of the APA Collateral in the Asset Purchase Agreement described above constitutes a significant disposition. The other transactions described above for which disclosure of pro forma financial information was considered material have been consummated or are considered probable to be consummated.
As a result of these transactions, the Company prepared the accompanying unaudited pro forma condensed consolidated financial statements. Except as set forth herein, the unaudited pro forma condensed consolidated balance sheet as of September 30, 2022 and statements of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 give pro forma effect to these transactions as if they occurred on September 30, 2022 (in the case of the balance sheet) or January 1, 2021 (in the case of the statement of operations).
The unaudited pro forma condensed consolidated financial statements include unaudited pro forma adjustments that are factually supportable and directly attributable to the transactions. In addition, the unaudited pro forma adjustments are expected to have a continuing impact on the Company’s results. The Company has prepared the unaudited pro forma condensed consolidated financial statements for illustrative purposes only and it does not purport to represent what the results of operations or financial condition would have been had the transactions actually occurred on the dates indicated, nor does the Company purport to project the results of operations or financial condition for any future period or as of any future date. Actual results may differ significantly from those reflected in the unaudited pro forma condensed consolidated financial statements for various reasons, including but not limited to, the differences between the assumptions used to prepare the unaudited pro forma condensed consolidated financial statements and actual results and our ability to complete, either in part or in full, the transactions that have not yet occurred.

STRONGHOLD DIGITAL MINING, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2022
		Pro Forma Adjustments
	Historical September 30, 2022	Asset Purchase Agreement	Amendment to May PIPE Notes	September PIPE	Northern Data Settlement	WhiteHawk Refinancing	Notes	Pro Forma September 30, 2022
CURRENT ASSETS
Cash	$16,723,511	$—	$—	$—	$—	$21,624,991	(a), (c)	$38,348,502
Digital currencies	2,186,704	—	—	—	—	—		2,186,704
Digital currencies restricted	—	—	—	—	—	—		—
Accounts receivable	775,038	—	—	—	—	—		775,038
Due from related party	58,735	—	—	—	—	—		58,735
Prepaid insurance	980,180	—	—	—	—	—		980,180
Inventory	3,316,716	—	—	—	—	—		3,316,716
Assets held for sale	39,008,651	(39,008,651)	—	—	—	—	(e)	—
Other current assets	1,527,938	—	—	—	—	—		1,527,938
Total Current Assets	64,577,473	(39,008,651)	—	—	—	21,624,991		47,193,813
EQUIPMENT DEPOSITS	24,385,876	—	—	—	—	—	(d)	24,385,876
PROPERTY, PLANT AND EQUIPMENT, NET	182,869,685	—	—	—	—	—	(e)	182,869,685
LAND	1,748,439	—	—	—	—	—		1,748,439
ROAD BOND	211,958	—	—	—	—	—		211,958
SECURITY DEPOSITS	348,888	—	—	—	—	—		348,888
TOTAL ASSETS	$274,142,319	$(39,008,651)	$—	$—	$—	$21,624,991		$256,758,659
CURRENT LIABILITIES
Current portion of long-term debt-net of discounts/issuance fees	$90,298,367	$(39,008,651)	$—	$—	$—	$(9,607,342)	(f), (g), (h)	$41,682,284
Financed insurance premiums	307,385	—	—	—	—	—		307,385
Forward sale contract	—	—	—	—	—	—		—
Accounts payable	28,491,137	—	—	—	—		(b), (i)	28,491,137
Due to related parties	2,212,145	—	—	—	—	—		2,212,145
Accrued liabilities	7,385,258	—	—	—	—	—	(j), (k)	7,385,258
Total Current Liabilities	128,694,292	(39,008,651)	—	—	—	(9,607,342)		80,078,209
LONG-TERM LIABILITIES
Asset retirement obligation	992,201	—	—	—	—	—		992,201
Contract liabilities	132,093	—	—	—	—	—		132,093
Paycheck Protection Program Loan	—	—	—	—	—	—		—
Warrant liabilities	5,056,065	—	—	—	—	—		5,056,065
Long-term debt-net of discounts/issuance fees	7,607,240	—	—	—	—	31,232,423	(h)	38,839,663
Total Long-Term Liabilities	13,787,599	—	—	—	—	31,232,423		45,020,022
Total Liabilities	142,481,891	(39,008,651)	—	—	—	(21,624,991)		125,098,231
COMMITMENTS AND CONTINGENCIES
REDEEMABLE COMMON STOCK
Common Stock - Class V, $0.0001 par value; 34,560,000 shares authorized and 27,057,600 shares issued and outstanding	29,433,528	—	—	—	—	—		29,433,528
Total redeemable common stock	29,433,528	—	—	—	—	—		29,433,528
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

		Pro Forma Adjustments
	Historical September 30, 2022	Asset Purchase Agreement	Amendment to May PIPE Notes	September PIPE	Northern Data Settlement	WhiteHawk Refinancing	Notes	Pro Forma September 30, 2022
STOCKHOLDERS’ EQUITY / (DEFICIT)
Non-controlling Series A redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $5,000,000; 1,152,000 shares issued and outstanding	34,140,047	—	—	—	—	—		34,140,047
Common Stock - Class A, $0.0001 par value; 685,440,000 shares authorized and 23,063,813 shares issued and outstanding	2,307	—	—	—	—	—	(l), (m)	2,307
Accumulated deficits	(211,325,844)	—	—	—	—	—		(211,325,844)
Additional paid-in capital	279,410,390	—	—	—	—	—	(l)	279,410,390
Stockholders’ equity / (deficit)	102,226,900	—	—	—	—	—		102,226,900
Total	131,660,428	—	—	—	—	—		131,660,428
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY / (DEFICIT)	$274,142,319	$(39,008,651)	$—	$—	$—	$21,624,991		$256,758,659
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

STRONGHOLD DIGITAL MINING, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2022
	Historical Nine Months Ended September 30, 2022	Asset Purchase Agreement	Amendment to May PIPE Notes	September PIPE	Northern Data Settlement	WhiteHawk Refinancing	Notes	Pro Forma Nine Months Ended September 30, 2022
OPERATING REVENUES
Cryptocurrency mining	$50,715,424	(19,062,900)	—	—	—	—	(n)	$31,652,524
Energy	26,946,549	6,901,126	—	—	—	—	(o)	33,847,675
Capacity	4,591,038	—	—	—	—	—		4,591,038
Cryptocurrency hosting	282,327	—	—	—	—	—		282,327
Other	91,941	—	—	—	—	—		91,941
Total operating revenues	82,627,279	(12,161,774)	—	—	—	—		70,465,505
OPERATING EXPENSES
Fuel	26,485,096	—	—	—	—	—		26,485,096
Operations and maintenance	47,449,177	—	—	—	—	—	(p)	47,449,177
General and administrative	32,848,291	—	—	—	—	—	(q)	32,848,291
Impairments of digital currencies	8,176,868	(2,163,063)	—	—	—	—	(r)	6,013,805
Impairments of equipment deposits	12,228,742	—	—	—	—	—		12,228,742
Impairments of miner assets	16,600,000	—	—	—	—	—		16,600,000
Realized gain on sale of digital currencies	(936,506)	—	—	—	—	—		(936,506)
Loss on disposal of fixed assets	2,231,540	—	—	—	—	—		2,231,540
Realized loss on sale of miner assets	8,012,248	—	—	—	—	—		8,012,248
Depreciation and amortization	37,234,126	—	—	—	—	—		37,234,126
Total operating expenses	190,329,582	(2,163,063)	—	—	—	—		188,166,519
NET OPERATING LOSS	(107,702,303)	(9,998,711)	—	—	—	—		(117,701,014)
OTHER INCOME (EXPENSE)
Interest expense	(10,813,302)	2,239,640	—	—	—	(889,067)	(t), (w)	(9,462,729)
Loss on debt extinguishment	(28,697,021)	—	—	—	—	—	(v)	(28,697,021)
Impairment on assets held for sale	(4,159,004)	—	—	—	—	—	(v)	(4,159,004)
Gain on extinguishment of PPP loan	841,670	—	—	—	—	—		841,670
Changes in fair value of warrant liabilities	1,302,065	—	—	—	—	—		1,302,065
Realized gain on sale of derivative contract	90,953	—	—	—	—	—		90,953
Changes in fair value of forward sale derivative	3,435,639	—	—	—	—	—		3,435,639
Changes in fair value of convertible note	(2,167,500)	—	—	—	—	—		(2,167,500)
Waste coal credits	53,443	—	—	—	—	—		53,443
Other	50,000	—	—	—	—	—		50,000
Total other income / (expense)	(40,063,057)	2,239,640	—	—	—	(889,067)		(38,712,484)
NET LOSS	$(147,765,360)	(7,759,071)	—	—	—	$(889,067)		$(156,413,498)
NET LOSS - attributable to non-controlling interest	$(86,435,347)	$(4,538,669)	—	—	—	$(520,060)		$(91,949,076)
NET LOSS - Stronghold Digital Mining, Inc.	$(61,330,013)	$(3,220,402)			—	$(369,007)		$(64,919,422)
NET LOSS attributable to Class A Common Shares
Basic	$(2.82)							$(2.52)
Diluted	$(2.82)							$(2.52)
Class A Common Shares Outstanding
Basic	21,772,057	—	—	—	—	4,000,000		25,772,057
Diluted	21,772,057	—	—	—	—	4,000,000		25,772,057
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

STRONGHOLD DIGITAL MINING, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021
	Historical Year Ended December 31, 2021	Asset Purchase Agreement	Amendment to May PIPE Notes	September PIPE	Northern Data Settlement	Panther Creek Acquisition	WhiteHawk Refinancing	Notes	Pro Forma Year Ended December 31, 2021
OPERATING REVENUES
Cryptocurrency mining	$12,494,581	(4,202,268)	—	—	—	—	—	(n)	$8,292,313
Energy	11,870,817	946,288	—	—	—	3,174,344	—	(o), (v)	15,991,449
Capacity	4,238,921	—	—	—	—	2,731,428	—	(v)	6,970,349
Cryptocurrency hosting	2,297,489	—	—	—	—	—	—		2,297,489
Other	13,329	—	—	—	—	91,384	—	(v)	104,713
Total operating revenues	30,915,137	(3,255,980)	—	—	—	5,997,156	—		33,656,313
OPERATING EXPENSES
Fuel	13,190,828	—	—	—	—	1,380,026	—	(v)	14,570,854
Operations and maintenance	15,492,763	—	—	—	—	6,987,030	—	(v)	22,479,793
General and administrative	14,955,626	—	—	—	—	(1,211,665)	—	(v)	13,743,961
Impairments of digital currencies	1,870,274	(388,322)	—	—	—	—	—	(r)	1,481,952
Depreciation and amortization	7,607,721	(244,992)	—	—	—	342,364	—	(s), (v)	7,705,093
Total operating expenses	53,117,212	(633,314)	—	—	—	7,497,755	—		59,981,653
NET OPERATING LOSS	(22,202,075)	(2,622,666)	—	—	—	(1,500,599)	—		(26,325,340)
OTHER INCOME (EXPENSE)
Interest expense	(4,622,655)	1,605,786	—	—	—	(130)	158,536	(t), (v), (w)	(2,858,463)
Loss on debt extinguishment	—	(19,489,871)	—	—	—	—	—	(u)	(19,489,871)
Impairment on assets held for sale	—	—	—	—	—	—	—		—
Gain on extinguishment of PPP loan	638,800	—	—	—	—	—	—		638,800
Realized gain on sale of digital currencies	149,858	—	—	—	—	—	—		149,858
Changes in fair value of warrant liabilities	(1,143,809)	—	—	—	—	—	—		(1,143,809)
Changes in fair value of forward sale derivative	(116,488)	—	—	—	—	—	—		(116,488)
Waste coal credits	47,752	—	—	—	—	—	—		47,752
Other	(6,712)	—	—	—	—	276,401	—	(v)	269,689
Total other income / (expense)	(5,053,254)	(17,884,085)	—	—	—	276,271	158,536		(22,502,532)
NET LOSS	$(27,255,329)	(20,506,751)	—	—	—	(1,224,328)	158,536		$(48,827,872)
NET LOSS - attributable to predecessor (1/1-3/31)	$(238,948)	—	—	—	—	—	—		(238,948)
NET LOSS - attributable to non-controlling interest	$(15,803,234)	(11,995,426)	—	—	—	(716,171)	92,736		(28,422,095)
NET LOSS - Stronghold Digital Mining, Inc.	$(11,213,147)	(8,511,325)	—	—	—	(508,157)	65,800		$(20,166,829)
NET LOSS attributable to Class A Common Shares
Basic	$(2.03)								$(0.94)
Diluted	$(2.03)								$(0.94)
Class A Common Shares Outstanding
Basic	5,518,752	—	6,318,000	5,602,409	—	—	4,000,000		21,439,161
Diluted	5,518,752	—	6,318,000	5,602,409	—	—	4,000,000		21,439,161
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

STRONGHOLD DIGITAL MINING, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Basis of Presentation
The September 30, 2022 unaudited pro forma condensed consolidated balance sheet gives effect to the pro forma adjustments necessary to reflect the transactions as if they had occurred on September 30, 2022. The unaudited pro forma condensed consolidated statements of operations give effect to the pro forma adjustments to reflect the transactions as if they had occurred as of January 1, 2021. The unaudited pro forma adjustments related to the transactions are based on available information and assumptions that management believes are directly attributable to the transactions, factually supportable, and are expected to have a continuing impact on the Company’s results of operations with respect to the unaudited condensed consolidated statements of operations.
Note 2 – Pro Forma Adjustments
Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet
The following adjustments have been made to the accompanying unaudited pro forma condensed consolidated balance sheet as of September 30, 2022.
a)
The as reported September 30, 2022, balance sheet reflects the net proceeds of approximately $9.0 million, after deducting offering expenses, received from the sale of Securities Purchase Agreements with the September PIPE Purchasers from the September PIPE.

b)	The as reported September 30, 2022, balance sheet reflects the payable of $4.5 million to Northern Data pursuant to the terms of the Northern Data Settlement Agreement.
c)	Reflects the net proceeds of $21.6 million in relation to the WhiteHawk Delayed Draw Facility.
d)
The as reported September 30, 2022, balance sheet reflects the elimination of equipment deposits of approximately $32.6 million from the Asset Purchase Agreement on cryptocurrency machines the Company had not yet taken delivery of, which were included in the cryptocurrency machines pledged as collateral in the transaction. There is no impact to the Company’s operating revenues and expenses for the removal of these cryptocurrency machines as they have not yet been revenue generating for the Company.

e)
The as reported September 30, 2022, balance sheet reflects the elimination of approximately $53.5 million of cryptocurrency machines under the Asset Purchase Agreement. The Company had received and placed in service at various times during the nine months ended September 30, 2022 and the year ended December 31, 2021. Components of the Company’s property, plant and equipment, net impacted were as follows:

September 30, 2022
Cryptocurrency machines & powering supplies	$(61,487,092)
Accumulated depreciation and amortization	7,989,172
Net impact	$(53,497,920)
f)
Reflects the reduction to outstanding long-term debt under the Asset Purchase Agreement resulting from the forgiveness, reduction and release of all principal, interest, and fees owed under the NYDIG Debt. Components of the reduction to the long-term debt were as follows, which as of September 30, 2022 were classified as Assets held for sale:

September 30, 2022
Arctos/NYDIG Financing Agreement (loan #3) with a term of 24 months	3,432,262
Arctos/NYDIG Financing Agreement (loan #4) with a term of 24 months	4,792,062
Second NYDIG Financing Agreement (schedule #2) with a term of 24 months	16,734,327
Second NYDIG Financing Agreement (schedule #3) with a term of 24 months	14,050,000
Net pro forma impact	$39,008,651
Current portion of long-term debt-net of discounts/issuance fees	$39,008,651
Long-term debt-net of discounts/issuance fees	$—

g)
The as reported September 30, 2022, balance sheet reflects the reduction to outstanding long-term debt resulting from the amendment to the terms of the May 2022 Notes such that an aggregate of $11.25 million of the outstanding principal under the May 2022 Notes was exchanged for the Amended May 2022 Warrants.

h)
Reflects a change in the classification of the WhiteHawk outstanding long-term debt between current liabilities of approximately $9.6 million and long-term liabilities of approximately $31.2 million after giving effect to the terms and Delayed Draw Facility set forth in the WhiteHawk Refinancing Agreement.

i)
The as reported September 30, 2022, balance sheet reflects the remaining payments to be made that were mutually agreed upon in the Northern Data Settlement Agreement. The Company will pay $1.0 million to Northern Data not later than October 31, 2022, and $1.0 million to Northern Date not later than November 30, 2022

j)	The as reported September 30, 2022, balance sheet reflects an accrual of approximately $2.1 million for transaction costs associated with the Asset Purchase Agreement.
k)
The as reported September 30, 2022, balance sheet reflects the elimination of an accrued liability of approximately $2.6 million associated with the Hosting Services Agreement with Northern Data that was settled pursuant to the terms of the Settlement Agreement with Northern Data.

l)
As reflected in the September 30, 2022 balance sheet the Amendment to the May PIPE Notes, in exchange for eliminating $11.25 million of outstanding principal, the Company agreed to an amended and restated warrant agreement in which the strike price of the aggregate 6,318,000 May 2022 Warrants was reduced from $2.50 to $0.01 resulting in warrants being considered penny warrants.

m)
In the September PIPE, the Company issued a total of 2,876,759 shares of Class A common stock at a purchase price of $1.60 or $1.66 to the September PIPE Purchasers. Armistice also purchased Pre-Funded Warrants to purchase 2,725,650 shares of Class A common stock at a purchase price of $1.60 per Pre-Funded Warrant. The as reported September 30, 2022, balance sheet reflects the issuance of the Class A common stock to the September PIPE Purchasers. The amount recorded to Class A common stock was based on the par value per share with the remaining $9.0 million recorded as additional paid-in capital.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations
The following adjustments have been made to the accompanying unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021.
n)
Represents the elimination of approximately $19.1 million and $4.2 million of cryptocurrency mining revenues during the nine months ended September 30, 2022 and year ended December 31, 2021, respectively, for the disposition of the APA Collateral assets under the Asset Purchase Agreement.

o)
Represents energy revenues of approximately $6.9 million and $1.0 million that would have been recognized during the nine months ended September 30, 2022 and year ended December 31, 2021, respectively, from the sale of available energy through PJM Interconnection that would not have been consumed by the cryptocurrency machines sold in the transaction. When the Company has available energy, the Company has agreed to routinely sell the available energy in the wholesale generation market in the PJM Interconnection as a market participant. The adjustment was derived from the energy volume expected to be available each month and the average energy price each month.

p)
The as reported nine months ended September 30, 2022, statement of operations reflects the elimination of approximately $2.6 million recognized as operations and maintenance expense associated with a revenue share due to Northern Data under the Hosting Services Agreement, which was eliminated pursuant to the terms of the Settlement Agreement with Northern Data.

q)	The as reported nine months ended September 30, 2022, statement of operations reflects the recognition of approximately $2.1 million of transaction costs associated with the Asset Purchase Agreement.
r)	Reflects the elimination of approximately $2.2 million and $0.4 million during the nine months ended September 30, 2022 and year ended December 31, 2021, respectively, of an impairment of digital currencies for the cryptocurrency that would not have been mined had the Company not operated the cryptocurrency machines sold in the Asset Purchase Agreement.
s)
Represents the elimination of approximately $0.2 million of depreciation expense for the cryptocurrency machines sold in the Asset Purchase Agreement that the Company had in service at various times during the year ended December 31, 2021.

t)
Reflects a reduction to interest expense of approximately $2.2 million and $1.6 million during the nine months ended September 30, 2022 and year ended December 31, 2021, respectively, associated with the forgiveness, reduction and release of all principal, interest, and fees owed on the NYDIG Debt under the terms of the Asset Purchase Agreement.

u)
Represents the loss on debt extinguishment of approximately $19.5 million recognized during the year ended December 31, 2021, from the Asset Purchase Agreement after giving effect to the elimination of the equipment deposits, cryptocurrency machines, and associated long-term debt.

v)	Reflects the operating revenues and expenses of Panther Creek from January 1, 2021 through November 1, 2021. The Company completed the Panther Creek Acquisition on November 2, 2021.
w)
Reflects an increase to interest expense of approximately $0.9 million during the nine months ended September 30, 2022 and a reduction to interest expense of approximately $0.2 million during the year ended December 31, 2021 on the WhiteHawk outstanding long-term debt after giving effect to the interest terms included in the WhiteHawk Refinancing Agreement.

Note 3 – Earnings (Loss) Per Share
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the transactions, assuming the Class A common stock were outstanding since January 1, 2021. As the transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the transactions have been outstanding for the entire periods presented. The following tables set forth the computation of pro forma basic and diluted earnings (loss) per share for the nine months ended September 30, 2022 and the year ended December 31, 2021.
Nine Months Ended September 30, 2022
Numerator
Net loss	$(156,413,498)
Less: net loss attributable to non-controlling interest	(91,494,076)
Net loss attributable to Class A common shareholders	$(64,919,422)
Denominator
Weighted average shares of Class A common shares outstanding	25,772,057
Pro forma basic and diluted net loss per share	$(2.52)
Year Ended December 31, 2021
Numerator
Net loss	$(48,827,872)
Less: net loss attributable to predecessor (1/1-3/31)	(238,948)
Less: net loss attributable to non-controlling interest	(28,422,095)
Net loss attributable to Class A common shareholders	$(20,166,892)
Denominator
Weighted average shares of Class A common shares outstanding	21,439,161
Pro forma basic and diluted net loss per share	$(0.94)

SELLING STOCKHOLDER
On September 13, 2022, we entered into the Armistice Securities Purchase Agreement with the selling stockholder for the issuance and sale of 2,274,350 shares of Class A common stock, the Armistice Warrants to purchase an aggregate of 5,000,000 shares of Class A common stock, at an initial exercise price of $1.75 per share (subject to certain adjustments), and Pre-Funded Warrants to purchase an aggregate of 2,725,650 shares of Class A common stock at a purchase price of $1.60 per Pre-Funded Warrant. The Pre-Funded Warrants have an exercise price of $0.0001 per warrant share. Subject to certain ownership limitations, the Armistice Warrants are exercisable upon issuance and will be exercisable for five and a half years commencing upon the date of issuance. Subject to certain ownership limitations, the Pre-Funded Warrants are exercisable upon issuance.
Pursuant to the Armistice Securities Purchase Agreement, we entered into the Armistice Registration Rights Agreement and agreed to prepare and file this registration statement covering the resale of all Registrable Securities (as defined in the Armistice Registration Rights Agreement), and to use our commercially reasonable efforts to cause this registration statement to become effective within the timeframes specified in the Armistice Registration Rights Agreement; failure to do so will result in certain liquidated damages as set forth in the Armistice Registration Rights Agreement. In addition, we agreed that, upon the registration statement being declared effective under the Securities Act, we will use commercially reasonable efforts to keep the registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered hereby (i) have been sold thereunder or pursuant to Rule 144 of the Securities Act, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.
We are registering 10,000,000 shares of Class A common stock, consisting of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder, in order to permit the selling stockholder to offer such shares for resale from time to time pursuant to this prospectus.
When we refer to the “selling stockholder” in this prospectus, we mean the persons and entities listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholder’s interests in shares of our Class A common stock, in accordance with the terms of the Armistice Registration Rights Agreement and other than through a public sale.
The table below lists the selling stockholder and other information regarding the ownership of the shares of Class A common stock by the selling stockholder. This includes the number of shares of Class A common stock owned by the selling stockholder, based on information provided to us by the selling stockholder, based on its ownership of the shares of Class A common stock and securities convertible or exercisable into shares of Class A common stock, as of December 21, 2022, assuming exercise of the securities exercisable into shares of Class A common stock held by the selling stockholder on that date, if applicable, without regard to any limitations on conversions or exercises.
This prospectus generally covers the resale of the maximum number of Class A common stock that may be received upon exercise of the Armistice Warrants and the Pre-Funded Warrants. The table below assumes that the outstanding Armistice Warrants and the Pre-Funded Warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, without regard to any limitations, including any beneficial ownership limitations, on the exercise of the Armistice Warrants and the Pre-Funded Warrants. The column titled “Shares Beneficially Owned After the Offering” assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.
Under the terms of the Armistice Warrants and the Pre-Funded Warrants, a selling stockholder may not exercise the Armistice Warrants and the Pre-Funded Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Class A common stock which would exceed 4.99% and 9.99%, respectively, of our then outstanding Class A common stock following such exercise, excluding for purposes of such determination shares of Class A common stock issuable upon the exercise of such Armistice Warrants and the Pre-Funded Warrants which have not been exercised. The number of shares in the table do not reflect this limitation.

Except as noted in the footnotes to the table below or elsewhere in this prospectus, the selling stockholder does not have, and have not had since our inception, any position, office or other material relationship with us or any of our affiliates. Based on information provided to us by the selling stockholder and as of the date the same was provided to us, assuming that the selling stockholder sells all the shares of our Class A common stock beneficially owned by it that have been registered by us pursuant to this registration statement and does not acquire any additional shares during the offering, the selling stockholder will not own any shares other than those appearing in the column entitled “Shares Beneficially Owned After the Offering.” See “Plan of Distribution.” We cannot advise as to whether the selling stockholder will in fact sell any or all of such shares. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.
	Shares Beneficially Owned Prior to the Offering(1)			Number of Shares Being Offered(1)	Shares Beneficially Owned After the Offering(1)
	Class A Common Stock		Cumulative Voting Power	Class A Common Stock	Class A Common Stock		Cumulative Voting Power
Name of Selling Stockholder	Number	%(1)	%(1)	Number	Number	%	%
Armistice Capital Master Fund Ltd.(2)	10,000,000	25.4%	15.3%	10,000,000	—	—%	—%
*	Indicates beneficial ownership of less than 1%.
(1)
Assumes that the outstanding Armistice Warrants and the Pre-Funded Warrants will be exercised in full, without regard to any limitations, including any beneficial ownership limitations, on the exercise of the Armistice Warrants and the Pre-Funded Warrants. Under the terms of the Armistice Warrants and the Pre-Funded Warrants, a selling stockholder may not exercise the Armistice Warrants and the Pre-Funded Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% and 9.99%, respectively, of our then outstanding Class A common stock following such exercise, excluding for purposes of such determination shares of Class A common stock issuable upon the exercise of such Armistice Warrants and the Pre-Funded Warrants which have not been exercised.

(2)
Consists of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder. Such securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The business address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Ave, 7th Floor, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK
The authorized capital stock of Stronghold Inc. consists of 238,000,000 shares of Class A common stock, $0.0001 par value per share, of which 31,710,217 shares are issued and outstanding, 50,000,000 shares of Class V common stock, $0.0001 par value per share, of which 26,057,600 shares are issued and outstanding and 50,000,000 shares of preferred stock, $0.0001 par value per share, of which no shares are issued and outstanding. As of December 21, 2022, there were 37 stockholders of record of our Class A common stock and one stockholder of record of our Class V common stock.
The following summary of the capital stock, our second amended and restated certificate of incorporation and amended and restated bylaws of Stronghold Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our second amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
Class A Common Stock
Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.
Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors (the “Board”) out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.
Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All issued and outstanding shares of our Class A common stock are fully paid and non-assessable.
Class V Common Stock
Voting Rights. Holders of shares of our Class V common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval.
Dividend and Liquidation Rights. Holders of our Class V common stock do not have any right to receive dividends, unless (i) the dividend consists of shares of our Class V common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class V common stock paid proportionally with respect to each outstanding share of Class V common stock and (ii) a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares for Class A common stock on equivalent terms is simultaneously paid to the holders of Class A common stock. Holders of our Class V common stock do not have any right to receive a distribution upon a liquidation or winding up of Stronghold Inc.
Other Matters. The shares of Class V common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class V common stock. All outstanding shares of our Class V common stock are fully paid and non-assessable.
Preferred Stock
Our second amended and restated certificate of incorporation authorizes our Board, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.0001 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the Board. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders. In some cases, the issuance of preferred stock could delay or discourage a change of control in us.
The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.
Registration Rights Agreements
We have entered into various registration rights agreements, certain of which have continued registration obligations.
Pursuant to the Armistice Registration Rights Agreement, we have agreed to file this registration statement with respect to the registration of the resale by the selling stockholder of all Registrable Securities (as defined in the Armistice Registration Rights Agreement), and to use our commercially reasonable efforts to cause this registration statement to become effective within the timeframes specified in the Armistice Registration Rights Agreement (but in no event after 60th calendar day following the date of the Armistice Registration Rights Agreement or, in the event of a review by the SEC, the 90th calendar day); failure to do so will result in certain liquidated damages as set forth in the Armistice Registration Rights Agreement. In addition, we agreed that, upon the registration statement being declared effective under the Securities Act, we use commercially reasonable efforts to keep this registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered hereby (i) have been sold thereunder or pursuant to Rule 144 of the Securities Act, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.
We have agreed to indemnify the selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its Registrable Securities pursuant to these registration rights. The selling stockholder will, in turn, agree to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides to us for use in the registration statement.
This summary of certain provisions of the Armistice Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Armistice Registration Rights Agreement.
Anti-Takeover Effects of Provisions of Our Second Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law, and our second amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law
We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:
•	the transaction is approved by the Board before the date the interested shareholder attained that status;
•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the Board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.
Among other things, our second amended and restated certificate of incorporation and our amended and restated bylaws:
•
establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•
provide that the authorized number of directors may be changed only by resolution of the Board, unless the amended and restated certificate of incorporation fixes the number of directors, in which case, a change in the number of directors shall be made only by amendment of the certificate of incorporation;

•
provide that our amended and restated certificate of incorporation may only be amended by the affirmative vote of the holders of at least 50% of our then outstanding of stock in the Company entitled to voted thereon, voting together as a single class;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
provide that prior to the date on which Q Power and its affiliates no longer beneficially owns 40% or more of the combined outstanding shares of Class A common stock and Class V common stock (the “Trigger Date”), any action required or permitted to be taken at any annual meeting or special meeting of the stockholders of the Company may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On and after the Trigger Date, subject to the rights of holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by our stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing;

•
provide that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock entitled to vote generally in the election of directors, acting at a meeting of the stockholders or by written consent (if permitted), subject to the rights of the holders of any series of preferred stock, shall be required to remove any or all of the directors from office, and such removal may be with or without “cause”;

•	provide that special meetings of our stockholders may only be called by the chief executive officer, the chairman of the board (or any co-chairman), or by a majority of the board;
•	provide that our bylaws can be amended by the Board or stockholders of 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon; and
•	prohibit cumulative voting for the election of directors, unless otherwise provided in the amended and restated certificate of incorporation.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the amended and restated certificate of incorporation specifically authorizes cumulative voting. Our second amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.
Forum Selection
Our second amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:
•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;
•
any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our second amended and restated certificate of incorporation or our bylaws; or

•
any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Our second amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our second amended and restated certificate of incorporation is inapplicable or unenforceable.
Corporate Opportunities
Our second amended and restated certificate of incorporation, to the fullest extent permitted by law, renounces any reasonable expectancy interest that we have in, or right to be offered an opportunity to participate in, any corporate or business opportunities that are from time to time presented to Q Power, its affiliated directors and affiliates, and our non-employee directors, and that, to the fullest extent permitted by law, such persons will have no duty to refrain from engaging in any transaction or matter that may be a corporate or business opportunity in which we or any of our subsidiaries could have an interest or expectancy. In addition, to the fullest extent permitted by law, in the event that Q Power, its affiliated directors and affiliates, and our directors acquire knowledge of any such opportunity, other than in their capacity as a member of our Board, such person will have no duty to communicate or present such opportunity to us or any of our subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity.
Limitation of Liability and Indemnification Matters
Our second amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of their duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.
Our amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permits us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitates our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.
Stock Exchange Listing
Our Class A common stock is listed on The Nasdaq Global Market and trades under the symbol “SDIG.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:
•	banks, insurance companies or other financial institutions;
•	tax-exempt or governmental organizations;
•	tax qualified retirement plans;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
•	dealers in securities or foreign currencies;
•	persons whose functional currency is not the U.S. dollar;
•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•
persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•	certain former citizens or long-term residents of the United States.
PROSPECTIVE INVESTORS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult with and rely solely upon their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.
Distributions
We do not expect to pay any distributions on our Class A common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Sale or Other Taxable Disposition of Class A Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.
Gain on Sale or Other Taxable Disposition of Class A Common Stock
Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•
the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•
the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•
our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock continues to be “regularly traded on an established securities market”(within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock, including regarding potentially applicable income tax treaties that may provide for different rules.
Backup Withholding and Information Reporting
Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).
Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends on our Class A common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our Class A common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our Class A common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.
INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).
This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete or comprehensive, and no assurance is or can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of those changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release, including the date of this prospectus. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment, legal or other advice.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:
•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•	whether the investment is permitted under the terms of the applicable documents governing the Plan;
•
whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•
whether the Plan will be considered to hold, as the Plan’s assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.
Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.
Plan Asset Issues
Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.
The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:
(a)
the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)
the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)
there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, individual retirement accounts and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

PLAN OF DISTRIBUTION
This prospectus includes the registration for resale of 10,000,000 shares of Class A common stock, consists of (i) 2,274,350 shares of Class A common stock that have been issued to the selling stockholder, (ii) 2,725,650 shares of Class A common stock that are issuable upon the exercise of the Pre-Funded Warrants acquired by the selling stockholder, and (iii) 5,000,000 shares of Class A common stock that are issuable upon the exercise of the Armistice Warrants acquired by the selling stockholder.
The selling stockholder and any of its pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Class A common stock on the Nasdaq Global Market or any other any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	to cover short sales made after the date that this registration statement is declared effective by the SEC;
•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.
The selling stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the securities or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The selling stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Class A common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Class A common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS
The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., New York, New York.
EXPERTS
The audited financial statements of Stronghold Digital Mining, Inc. incorporated by reference into this registration statement have been so included in reliance upon the report of Urish Popeck & Co., LLC, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.
The audited financial statements of Panther Creek Power Operating LLC incorporated by reference into this registration statement have been so incorporated by reference in reliance upon the report of Urish Popeck & Co., LLC, independent auditors, upon the authority of said firm as experts in accounting and auditing.

PANTHER CREEK POWER OPERATING LLC
UNAUDITED CONDENSED BALANCE SHEETS
SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$90,907	$33,241
Accounts receivable	778,717	69,539
Inventory	1,640,745	2,268,653
Prepaids and other current assets	64,436	181,151
Total current assets	2,574,805	2,552,584

Property, plant and equipment	10,270,443	10,270,443
Less: accumulated depreciation	4,504,732	4,198,472
Property, plant and equipment, net	5,765,711	6,071,971

Security Deposits	214,869	246,869

Total assets	$8,555,385	$8,871,424

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$1,941,836	$940,895
Payable to affiliates, net	3,127,497	2,628,123
Accrued liabilities	294,096	426,406
Notes payable - current portion	81,809	77,290
Total current liabilities	5,445,238	4,072,714

Notes payable - non-current portion	142,899	204,833
Total long-term liabilities	142,899	204,833

Commitments and contingencies

Members’ Equity	2,967,248	4,593,877
Total liabilities and members’ equity	$8,555,385	$8,871,424
The accompanying notes are an integral part of these condensed financial statements.

PANTHER CREEK POWER OPERATING LLC
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
	2021	2020
Operating revenues
Electricity	$4,944,358	$3,391,972
Other revenue	692,705	423,486
Total operating revenues	5,637,063	3,815,458

Operating expenses
Fuel	1,694,501	1,911,130
Operations and maintenance	5,512,576	3,257,572
Depreciation	306,260	314,850
Total operating expenses	7,513,337	5,483,553

Loss from operations	(1,876,274)	(1,668,094)

Other income (expense)
Interest income	243	—
Interest expense	(7,913)	(18,833)
Waste coal credit	257,316	—
Total other income (expense)	249,646	(18,833)
Loss before income taxes	(1,626,628)	(1,686,927)
Net loss	$(1,626,628)	$(1,686,927)
The accompanying notes are an integral part of these condensed financial statements.

PANTHER CREEK POWER OPERATING LLC
UNAUDITED CONDENSED STATEMENTS OF MEMBERS’ EQUITY
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
	Olympus Panther Holdings, LLC	Liberty Bell Funding, LLC	Total Members’ Equity
Balance, January 1, 2020	$2,325,426	$4,829,678	$7,155,104
Net loss	(548,251)	(1,138,676)	(1,686,927)
Balance, September 30, 2020	$1,777,174	$3,691,002	$5,468,176
	Olympus Panther Holdings, LLC	Liberty Bell Funding, LLC	Total Members’ Equity
Balance, January 1, 2021	$1,493,027	$3,100,850	$4,593,877
Net loss for the period January 1, 2021 to April 15, 2021	(109,444)	(227,306)	(336,750)
Balance, April 15, 2021	1,383,583	2,873,544	4,257,127
Transfer of membership interests on April 16, 2021	(1,383,583)	1,383,583	—
Net income for the period April 16, 2021 to September 30, 2021	—	(1,289,878)	(1,289,878)
Balance, September 30, 2021	$—	$2,967,249	$2,967,249
The accompanying notes are an integral part of these condensed financial statements.

PANTHER CREEK POWER OPERATING LLC
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
	2021	2020
Operating activities
Net loss	$(1,626,628)	$(1,686,927)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	306,260	314,850
Changes in operating assets and liabilities:
Accounts receivable	(709,178)	179,263
Inventory	627,908	1,256,044
Prepaids and other current assets	116,715	68,694
Security deposits	32,000
Accounts payable	1,000,941	(595,797)
Payable to affiliates, net	499,374	463,720
Accrued liabilities	(132,311)	64,358
Net cash provided by operating activities	115,081	64,206

Investing activities
Purchases of property, plant and equipment	—	—
Net cash used in investing activities	—	—

Financing activities
Payment of notes payable	(57,415)	(22,006)
Net cash used in financing activities	(57,415)	(22,006)
Net increase (decrease) in cash and cash equivalents	57,666	42,199
Cash and cash equivalents, beginning of period	33,241	16,670
Cash and cash equivalents, end of period	$90,907	$58,869
Supplemental disclosure
Cash paid for interest	$14,642	$17,731
The accompanying notes are an integral part of these condensed financial statements.

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
1.	Organization and Business
Panther Creek Partners, a Delaware general partnership (the “Partnership”) was organized in November 1989 pursuant to a Joint Venture Agreement on November 1, 1989 (as amended and restated as of July 1, 1990 and November 1, 1991, the “Partnership Agreement”) between Pegasus Power Partners, a California limited partnership (“Pegasus Partners”), and CD Panther Partners, L.P., a Delaware limited partnership (“CD Panther”). Pegasus Partners and CD Panther were general partners of the Partnership, each with a 50% interest.
The Partnership was formed to develop, own, lease and operate a culm-fired generation facility (the “Facility”) in the Borough of Nesquehoning, Carbon County, Pennsylvania, and an approximate thirty-one mile transmission line (collectively the “Project”). On December 31, 1992, the Partnership sold three separate undivided interests (aggregating 100% of the project) to State Street Bank and Trust Company of Connecticut National Association who acts as Trustee (State Street, together with U.S. Bank National Association as its successor, the “Owner Trustees”) for three independent affiliates of financial institutions, or corporations, acting as investors (the “Owner Participants”). The three Owner Trustees in turn beneficially held the real property interests related to the Facility through a fourth trust, of which State Street (and its successor U.S. Bank National Association) is also the trustee (the “Owner Real Property Trustee”).
The Partnership then leased such undivided interests back from the Owner Trustees under three separate, but substantially identical, triple net leases (the “Leases”), together with a separate reassignment and sublease agreement with the Owner Trustees and the Owner Real Property Trustee with respect to the real property interests in the Facility. The Leases, which were for nineteen years and seven months and expired in August 2012, included provisions to either extend the lease terms under a renewal option for periods ranging from two to ten years, or to purchase the Project at its fair market value or 50% of original cost at the end of the base or extended terms. Absent exercise of these options and agreement on the relevant terms, the Leases and related agreements provided for a handback of the Facility and the related interests therein to the Owner Trustees and the Owner Real Property Trustee acting on behalf of the Owner Participants.
The original bonds and construction loan of $175 million used to finance the construction of the Project were assumed by the Owner Trustees as lessors of the Project (the “Lessors”). The Partnership remained liable for various costs including fluctuations in the fixed to floating rate swap arrangements, letter of credit fees, royalties for the Facility site lease, easement payments, and continuing administrative costs of the sale-leaseback transaction.
On January 22, 2011, the Partnership notified the Lessors of its decision to exercise the purchase option permitted by Section 13(c)(i) of the Leases. This election triggered a series of events, starting with an Appraisal Procedure, which determined the Fair Market Sales Value of the Undivided Interest and Real Property Interest on the last day of the Base Lease Term. The purchase price was the lesser of the Fair Market Sales Value, which was determined to be $38,000,000, or an amount equal to $247,000,000. The Partnership then withdrew its election by giving the Lessors written notice of such withdrawal.
Prior to July 10, 2012, two of the trust interests were held by Liberty Bell Funding LLC, a wholly-owned indirect subsidiary of ArcLight Capital Holding, LLC, totaling a 67.5% interest in the Facility and the other trust interest was held by BAL Investment & Advisory, Inc., representing a 32.5% interest in the Facility. Under the Agreement to Purchase dated July 10, 2012, Olympus Panther Holdings, LLC purchased BAL Investment & Advisory, Inc.’s trust interest. Olympus Panther Holdings, LLC is owned 23.077% by Liberty Bell Funding LLC and 76.923% by Olympus Panther Funding LLC, an affiliate of Olympus Power LLC. At the termination of the lease, Liberty Bell Funding LLC and Olympus Panther Holdings, LLC contributed their trust interests in the Facility into Panther Creek Power Operating LLC, a Delaware limited liability company (the “Company”), formed to hold the trust interests and operate the Facility. As this resulted in a change of control, the acquisition was accounted for using the purchase method of accounting for business combinations. As of December 31, 2012, through the direct and indirect membership interests, Panther Creek Power Operating LLC was owned 75% by Liberty Bell Funding LLC and 25% by Olympus Panther

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
Funding, LLC. Under the Purchase and Sale Agreement dated July 27, 2016, Olympus Steelhead Holdings, LLC, an affiliate of Olympus Power LLC, purchased 100% of the membership in Liberty Bell Funding LLC from Liberty Bell Funding Holdings, LLC, a wholly-owned indirect subsidiary of ArcLight Capital Holding, LLC.
On April 16, 2021, Olympus Panther Funding, LLC contributed its 25% membership interest in the Company, its 76.92% of the membership interests in Olympus Panther Holdings, LLC, and its 50% of the membership interests in Panther Creek Permitting, LLC, a Delaware limited liability company, to Panther Creek Reclamation Holdings, LLC, a Delaware limited liability company. Simultaneously, Olympus Steelhead Holdings, LLC contributed its 100% membership interest in Liberty Bell Funding LLC to Panther Creek Reclamation Holdings, LLC. Following this reorganization of the membership interests, Olympus Steelhead Holdings, LLC owns 75% of Panther Creek Reclamation Holdings, LLC, Olympus Panther Funding, LLC holds 25% of the membership interests in Panther Creek Reclamation Holdings, LLC and Panther Creek Reclamation Holdings, LLC owns 100% of Liberty Bell Funding LLC, which in turn, owns 100% of each of the Company, Panther Creek Permitting, LLC, and Olympus Panther Holdings, LLC.
On July 9, 2021, an Equity Contribution Agreement was entered into by and among Panther Creek Reclamation Holdings, LLC, Stronghold Digital Mining Holdings, LLC and Olympus Power LLC, whereby Panther Creek Reclamation Holdings, LLC has agreed to contribute all of the membership interests in Liberty Bell Funding LLC to Stronghold Digital Mining Holdings, LLC.
The Company has an interconnection agreement with PJM Interconnection LLC. The Company sells electricity in the day ahead market to PJM Settlement, Inc (“PJM”).
2.	Going Concern
The Company has been unable to generate positive cash flows operating as a merchant coal facility under the current market conditions with PJM. The combination of low natural gas prices and mild winter weather have resulted in significantly depressed power pricing within PJM since 2019 leading to a situation where energy margins and capacity payments are not sufficient to operate the facility. Due to an extreme weather pattern in a section of the country in February 2021, the facility was dispatched by PJM for several days at favorable pricing. The facility was also dispatched by PJM for several short runs in June and July 2021 due to congestion issues within its node. However, based on the forward energy curves, management does not expect to base load operate the facility for the remainder of 2021. Without positive cash flow from regular winter dispatch and favorable capacity clearing prices in the upcoming PJM capacity auctions, management anticipates that the Company will continue to experience significant cash deficiencies under its existing cost structure.
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, substantial doubt about the Company’s ability to continue as a going concern existed. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Effective November 2, 2021, the Company was acquired by a subsidiary of Stronghold Digital Mining, Inc. (“Acquirer”). Management of the Company believes the viability of the Company is contingent upon the Acquirer’s ability and willingness to invest additional capital in the Company’s operations.
3.	Summary of Significant Accounting Policies
Basis of Presentation
The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as codified by the Financial Accounting Standards Board (“FASB”) in its Accounting Standards Codification (“ASC”).
Use of Estimates in Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.
Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments purchased with an original maturity of three months or less to be cash equivalents.
Allowance for Doubtful Accounts
The Company reviews the collectability of its accounts receivable on a regular basis, primarily under the specific identification method. As of September 30, 2021 and 2020, no allowance for doubtful accounts was considered necessary.
Inventory
Inventory consists of culm and is valued using the lower of cost or market with cost determined using the average cost method.
Property, Plant and Equipment
The Company’s property, plant and equipment is primarily comprised of a culm-fired generation facility and an approximately thirty-one mile transmission line. The value assigned was based on the fair value of the property, plant and equipment at acquisition and is being depreciated on a straight-line basis over thirty years. Other components of property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their respective estimated useful lives of two to five years. Depreciation expense for the periods ended September 30, 2021 and 2020 was $306,260 and $314,850, respectively.
The Company accounts for the impairment or disposal of property, plant and equipment in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable from its future undiscounted cash flows and measured as the difference between the carrying amount and fair value of the asset. The Company records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows to be generated by those assets are less than the carrying amounts of those assets. Based on management’s estimates, there was no impairment of long-lived assets for the periods ended September 30, 2021 and 2020.
Revenue Recognition
On January 1, 2019, the Company adopted ASU 2014-09, “Revenues from Contracts with Customers” (ASC 606), which is the new revenue recognition guidance. The Company elected to apply ASC 606 using the modified retrospective method which allows entities to (a) record the cumulative effect of initially applying ASC 606 as an adjustment to opening member’s equity and (b) electing to apply the guidance in ASC 606 only to contracts that were not completed as of January 1, 2019.
ASC 606 requires an entity to recognize revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services.
The adoption of ASC 606 did not result in any change to the accounting for the Company’s revenues. As such no cumulative effect adjustment was recorded to partner’s deficit as of January 1, 2019. Additionally, ASC 606 had no impact on any of the Company’s financial statement line items for the year ended December 31, 2019. The Company’s policies with respect to its revenue streams are detailed below.

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
Energy Revenue – The Company operates as a market participant through PJM Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. The Company sells energy in the wholesale generation market in the PJM RTO. Energy revenues are delivered as a series of distinct units that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price is based on pricing published in the day ahead market which constitute the stand-alone selling price.
Energy revenue is recognized as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method for measuring progress of satisfaction of the performance obligation. The Company applies the invoice practical expedient in recognizing energy revenue. Under the invoice practical expedient, energy revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date.
Capacity Revenue – The Company provides capacity to customers through participation in capacity auctions held by the PJM RTO. Capacity revenues are a series of distinct performance obligations that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price for capacity is market-based and constitutes the stand-alone selling price.
As capacity represents the Company’s stand-ready obligation, capacity revenue is recognized as the performance obligation is satisfied ratably over time, on a monthly basis, since the Company stands ready equally throughout the period to deliver power to the PJM RTO if called upon. The Company applies the invoice practical expedient in recognizing capacity revenue. Under the invoice practical expedient, capacity revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date. Penalties may be assessed by the PJM RTO against generation facilities if the facility is not available during the capacity period. The penalties assessed by the PJM RTO, if any, are recorded as a reduction to capacity revenue when incurred.
Reactive Power and Ancillary Services – Other wholesale contracts include revenue activity with the PJM RTO for reactive power and ancillary services. These are delivered over time as a series of distinct performance obligations. The transaction price for these services is market based.
Reactive power revenue is provided to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO. Ancillary service revenue is recorded when the service is performed. The right to invoice directly corresponds to the value provided to the customer for the Company’s performance obligations completed to date and therefore the Company applies the invoice practical expedient when recognizing these revenues.
Accounting for Asset Retirement Obligation
The Company accounts for asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations. ASC 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The costs associated with the asset retirement obligation are capitalized as part of the carrying amount of the long-lived asset. The Company does not have any asset retirement obligations as it is management’s intent to maintain these facilities in a manner such that they will be operated indefinitely.
Environmental Costs
The Company may be exposed to environmental costs in the ordinary course of business. Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remediation efforts are probable and the costs can be reasonably

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
estimated. Estimates of the liability are based upon currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. These amounts also consider prior experience in remediating contaminated sites, other companies’ clean-up experience and data released by the Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new circumstances, and are included on the balance sheets at their undiscounted amounts, if any. As of September 30, 2021 and 2020, no known environmental liabilities exist.
Income Taxes
As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. The Company’s income, gains, losses and tax credits for federal income tax purposes pass to the members who individually report their share of such items on their income tax returns. The Partnership is not subject to Pennsylvania state income tax.
The Company accounts for income taxes and uncertainty in income taxes in accordance with ASC 740, Income Taxes. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.
The income tax positions taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from federal income taxes by virtue of its pass through status and that federal income tax is attributable to the members. Management believes that this income tax position meets the more likely than not threshold and, accordingly, the tax benefit of this income tax position (no federal income tax expense or liability) has been recognized for the periods ended September 30, 2021 and 2020. The Company believes there are no income tax positions (federal or state) taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date.
None of the Company’s federal or state income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or respective state authority. However, fiscal year 2017 and later remains subject to examination by the IRS and respective state authority.
Derivative Instruments and Hedging Activities
In accordance with ASC 815, Derivatives and Hedging, derivative instruments are recorded at fair value as either assets or liabilities in the Company’s balance sheet. For a derivative designated as, and meeting the specific criteria as a hedge, any change in fair value of the derivative against changes in future cash flows of the underlying hedged item may be deferred through other comprehensive income, a component of members’ equity, in the period of change. For a derivative not designated as, or not meeting specific criteria as a hedge, changes in fair value will be recognized in current earnings in the period of change.
The Company has certain commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business. Since these activities are executory contracts and qualify as normal purchase and normal sale activities under ASC 815, the Company has not recorded the value of the related contracts on its balance sheet as permitted under ASC 815.
Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash and cash equivalents, and accounts receivable. The Company’s cash and cash equivalents balance includes

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
investments in money market securities and securities backed by the U.S. Government. The Company’s cash accounts, which at times exceed federally insured limits, are held by major financial institutions.
For the periods ended September 30, 2021 and 2020, PJM accounted for approximately 87% and 89%, respectively, of the Company’s revenue and for 24% and 100%, respectively, of the Company’s trade accounts receivable as of September 30, 2021 and 2020. The Company does not collateralize accounts receivable.
Costs Associated with Exit or Disposal Activities
The Company accounts for costs associated with exit or disposal activities in accordance with ASC 420, Exit or Disposal Cost Obligations. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company did not initiate any disposal activities in 2021 and 2020 and is not currently contemplating any such activities.
Major Maintenance
In accordance with ASC 360, Property, Plant and Equipment, the Company expenses costs for major maintenance in the period such costs are incurred.
Waste Coal Credits
Under the Coal Refuse Energy and Reclamation Tax Credit Program administered by the Pennsylvania Department of Community and Economic Development, the company earns tax certificates by using coal refuse for power generation to reclaim mining-affected sites in the state of Pennsylvania.
Recent Accounting Pronouncements
ASU No. 2016-02, Leases (Topic 842). In February 2016, the FASB issued a new standard on leasing. From the lessee’s perspective, the new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement for lessees. From the lessor’s perspective, the new standard requires a lessor to classify leases as sales type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risk and rewards are conveyed without the transfer of control, the lease is treated as a financing lease. If the lessor doesn’t convey risks and rewards or control, an operating lease results. For nonpublic entities this new standard is effective for fiscal years beginning after December 15, 2021. A modified retrospective transition approach is required for leases for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. A modified retrospective transition approach is required for lessors for sales-type, direct financing, and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of this new pronouncement on its financial statements.
4.	Limited Liability Company Agreement
The Limited Liability Company Agreement of Panther Creek Power Operating LLC (the “LLC Agreement”) dated April 18, 2012, among other things, provides for the allocation of net income and loss and cash distributions between Olympus Panther Holdings LLC and Liberty Bell Funding LLC. The LLC Agreement also establishes the board of managers defines manager duties and defines accounting and tax reporting requirements.

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
5.	Property, Plant and Equipment
Major classifications and estimated useful lives of property, plant and equipment as of September 30, 2021 and December 31, 2020 are as follows:
	Estimated Life	2021	2020
Plant facility	30 years	$8,322,521	$8,322,521
Rolling stock	2-5 years	1,896,395	1,896,395
Furniture & fixtures	5 years	22,000	22,000
Office equipment	3-5 years	29,527	29,527
		10,270,443	10,270,443
Less: accumulated depreciation		(4,504,732)	(4,198,472)
Total property, plant and equipment, net		$5,765,711	$6,071,971
6.	Notes Payable
On October 25, 2018, the Company entered into an installment sale agreement with Caterpillar Financial Services Corporation to finance the purchase of a wheel loader. The term of the loan is 60 months and has a 7.60% annual interest rate. Under a customer care program payment assistance agreement with Caterpillar Financial Services Corporation, which was offered to its customers who had a demonstrated impact from the Covid-19 virus, the Company was able to skip four monthly payments and extend the term of the original agreement.
The future maturities of notes payable for the next five years as of September 30, 2021 are as following:
2022	$81,809
2023	88,248
2024	54,651
Total minimum payments required	$ 224,708
7.	Related Party Transactions
Effective August 2, 2012, the Company entered into the Operations and Maintenance Agreement (the “O&M Agreement”) with Panther Creek Energy Services LLC, a wholly-owned subsidiary of Olympus Services LLC, which in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the O&M Agreement, Panther Creek Energy Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The Company also pays a management fee of $175,000 per operating year, which is payable monthly and is adjusted by the consumer price index on each anniversary date of the effective date. The amount expensed for the periods ended September 30, 2021 and 2020 was $1,637,873 and $1,669,288, respectively, of which $1,381,806 and $964,917 was included in accounts payable - affiliates as of September 30, 2021 and 2020, respectively. In connection with the Equity Contribution Agreement entered into on July 9, 2021, the Company entered into the Amended and Restated Operations and Maintenance Agreement (the “Amended O&M Agreement”) with Panther Creek Energy Services LLC. Under the Amended O&M Agreement, the management fee is $250,000 for the twelve month period following the effective date and $325,000 per year thereafter. The effective date of the Amended O&M Agreement is the closing date of the Equity Contribution Agreement.
Effective August 1, 2012, the Company entered into the Fuel Management Agreement (the “Fuel Agreement”) with Panther Creek Fuel Services LLC, a wholly-owned subsidiary of Olympus Services LLC, which in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the Fuel Agreement, Panther Creek Fuel Services LLC provides the Company with operations and maintenance services with respect to

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The amount expensed for the periods ended September 30, 2021 and 2020 was $394,837 and $417,488, respectively, of which $62,615 and $35,116 was included in accounts payable - affiliates as of September 30, 2021 and 2020, respectively.
Effective August 1, 2012, the Company entered into the Asset Management Agreement with Olympus Services LLC. Under the Asset Management Agreement, Olympus Services LLC provides the Company with asset management services with respect to the Facility. The Company reimburses Olympus Services LLC for actual wages and salaries. The Company also pays an asset management fee of $175,000 per operating year, which is payable monthly and is adjusted by the consumer price index on each anniversary date of the effective date. The amount expensed for the periods ended September 30, 2021 and 2020 was $142,301 and $141,035, respectively, of which $962,872 and $773,559 was included in accounts payable - affiliates as of September 30, 2021 and 2020, respectively. In connection with the Equity Contribution Agreement entered into on July 9, 2021, the Company entered into the Amended and Restated Asset Management Agreement (the “Amended Asset Management Agreement”) with Olympus Services LLC. Under the Amended Asset Management Agreement, the management fee is $250,000 for the twelve month period following the effective date and $375,000 per year thereafter. The effective date of the Amended Asset Management Agreement is the closing date of the Equity Contribution Agreement.
The Company has a Fuel Service and Beneficial Use Agreement (“FBUA”) with Northampton Fuel Supply Company, Inc. (“NFS”), a wholly-owned subsidiary of Olympus Power. The Company buys fuel from and sends ash to NFS, for the mutual benefit of both facilities, under the terms and rates established in the FBUA. The FBUA expires December 31, 2023. For the periods ended September 30, 2021 and 2020, the Company expensed approximately $134,000 and $123,000, respectively, which is included in fuel expense in the accompanying statement of operations. The Company owed NFS approximately $105,282 and $171,114 at September 30, 2021 and 2020, respectively, which is included in due to affiliates, net on the accompanying balance sheets.
8.	Fair Value of Financial Instruments
The estimated fair value of the Company’s financial instruments has been determined using available market information and valuation methodologies in accordance with ASC 820, Fair Value Measurements and Disclosures. At September 30, 2021, the carrying value of cash and cash equivalents, accounts receivable and accounts payable are representative of fair values due to the short-term nature of these instruments.
ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:
Level 1 – Quoted prices in active market for identical assets and liabilities.
Level 2 – Other significant observable inputs (including quoted prices in active markets for similar assets/liabilities).
Level 3 – Significant unobservable inputs (including the Company’s own assumptions in determining the fair value).
9.	Commitments
The Company is the grantee under a land easement that encompasses approximately 31 miles of transmission lines along a railroad line owned by Norfolk Southern Corporation. Under the terms of the land easement, the Company pays an annual rent of $110,527, which escalates based upon a specific consumer price index, and covers a period through October 2018. The first of two five year renewal options was exercised in April 2018. Under an amendment to the license agreement, the annual rent was modified, whereby the annual rent was reduced to $125,000 for the period November 1, 2019 to October 31, 2020. In addition, the subsequent annual rent increases by $25,000 until time the rent matches or exceeds the rent under the original provisions. At such time, the rent shall revert to the original agreement. In addition, the

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
Company is the grantee under a land easement to allow a transmission line to be run along Lehigh Coal and Navigation Company’s right of way. Under the terms of the land easement, the Company pays an annual rent of $10,000, which escalates based upon a specific consumer price index and the easement covers a period through the later of the expiration of the power purchase agreement with MetEd or any future agreement to sell electricity. The Company is the grantee under a land easement with Carbon County Railroad Commission to construct and operate a well house, water pump, pipes and other pumping facilities for the withdrawal of water for use at the Facility. The initial annual fee is $1,200 and escalates 4.5% annually. These easements are classified as operating leases. The following is a schedule of the approximate amount of future minimum rental payments required under such easements that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2021 for succeeding years ending June 30 up to expiration:
2022	$193,750
2023	218,750
2024	243,750
2025	255,849
2026	262,633
Thereafter	336,911
Total minimum payments required	$ 1,511,643
Rent expense for the periods ended September 30, 2021 and 2020 was $153,100 and $100,215, respectively.
Under the Second Restated Site Lease, Easement and Operating Agreement dated July 6, 1990, the Company leases an approximately forty-acre site for the Facility from Kovatch Enterprises, Inc. The initial term of the agreement is 30 years from the commercial operation date of the Facility, which was October 18, 1992, and includes renewal provisions. The Company exercised its option on November 18, 2020 to extend the initial term an additional five years, bringing the contractual expiration to October 18, 2027. Annual rental payments to Kovatch Enterprises, Inc. for the Facility site lease equal 3% of the gross revenue of the Facility. Under the Amendment to Second Restated Site Lease, Easement and Operating Agreement effective April 1, 2019, for operations after March 31, 2019 through December 31, 2021, the rental payments for the site lease was amended to 3% of the gross margin of the Facility. The amount expensed for the periods ended September 30, 2021 and 2020 was $116,209 and $54,994, respectively, of which $49,547 and $24,012 was included in accounts payable as of September 30, 2021 and 2020, respectively. On September 14, 2021, the Company and Kovatch Enterprises, Inc. entered into an Agreement of Sale, whereby the Company would acquire the land covered under the Second Restated Site Lease, Easement and Operating Agreement for $1,650,000. The sale closed in October 2021.
On August 15, 2021, the Company and Pagnotti Enterprises, Inc, entered into an Option Agreement, whereby the Company has the option to lease one or more parcels of land owned by Pagnotti Enterprises, Inc to excavate and remove refuse coal for use as fuel at the Company’s facility in exchange for monthly option fees.
10.	Contingencies
The Company entered into a services agreement effective October 10, 2012 with Lehigh Anthracite, L.P. for the supply of waste anthracite and the loading, transportation, and removal of ash. The initial term of the agreement extended to December 31, 2016. Under the amended and restated agreement effective November 3, 2015, the term was extended to December 31, 2018. Under provisions of the agreement, the Company was to accept delivery of at least 300,000 tons of qualifying waste anthracite per year. On February 24, 2016, the Company gave written notice to Lehigh Anthracite, L.P. that it would not accept delivery of waste anthracite due to force majeure. While Lehigh Anthracite, L.P. contended that the Company breached a contractual agreement resulting in damages, the Company maintained that performance was excused pursuant to force majeure provisions within the contract. Lehigh Anthracite, L.P. filed a civil

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
action in the Court of Common Pleas of Carbon County, Pennsylvania, Docket No. 16-0572 on June 3, 2016. The Company vigorously defended the case and was ultimately negotiated a settlement that was finalized on April 6, 2021. At the execution of the settlement documents, the Company made a $100,000 initial settlement payment to Lehigh Anthracite, L.P. In addition, the settlement provides for $300,000 in future payments to be paid quarterly over the course of three years starting on June 30, 2021. On October 13, 2021, the Company fully settled the outstanding liability. As a result of the settlement, Lehigh Anthracite, L.P. filed a discontinuance of the lawsuit. For the year ended December 31, 2020, $400,000 was included in other expense in the statement of operations.
A former employee of Panther Creek Fuel Services LLC filed a Pennsylvania Workers’ Compensation claim seeking benefits for alleged coal workers’ pneumoconiosis contracted as the result of his exposure to coal mine dust during his employment with Panther Creek Fuel Services LLC. Panther Creek Fuel Services LLC, through its insurance carrier, denied the allegations and obtained an independent medical evaluation. The claim was scheduled for mandatory mediation on April 14, 2021, at which time the parties were successful in resolving the claim in exchange for a full and final Compromise and Release of both indemnity and medical benefits. Parties are waiting for an estimated Medicare set aside before proceeding with a final settlement of the claim. In addition, the former employee file a claim for Federal Black Lung benefits under the Black Lung Benefits Act. Panther Creek Fuel Services LLC’s insurance carrier denied insurance coverage for this claim but the former employee has agreed to withdraw that claim as part of the settlement of the Pennsylvania Workers’ Compensation claim.
On June 7, 2021 Panther Creek Power Operating LLC delivered a five-year extension notice (the “Extension Notice”) to Copperhead Chemicals Company Inc. (“Copperhead”) extending the term of the Transmission Line Easement Agreement (the “Easement”) which establishes the Company’s easement over the property previously owned by Atlas Powder Company. The terms of the Easement provide that such consent shall not be unreasonably withheld. In response, the Company learned, in an email communication and from subsequent conversations and an investigation of the land records, that the subject property has been subdivided and is now owned in part by Copperhead and in part by Bella Terra Farms LLC and that the Easement extends across both owners’ properties. In response to the Extension Notice, by email, the Company was asked by Copperhead to provide a survey showing the location of the easement on Copperhead’s property along with evidence of certain credit support called for in the Easement. The insurance and credit support set forth in Section 12 of the Easement was not in place. The Company responded to Copperhead and delivered a substantially identical extension notice to Bella Terra Farms LLC. In the interim, the Company positioned itself to provide the required insurance and credit support as stipulated in the Easement. Simultaneously the Company actively pursued a commercial alternative for the credit support with the counterparty. Similar discussions were held with Bella Terra Farms. On September 28, 2021 and October 14, 2021, the Company entered into Amendment to Transmission Line Agreements with Bella Terra Farms LLC and Copperhead, respectively, whereby the original Transmission Line Agreement was extended for a five year period, extending to December 31, 2026. The Company will pay both parties a monthly easement fee and the collateral bond requirement was reduced to $125,000.
In September of 2022, the Company entered into a settlement with the Federal Energy Regulatory Commission reducing reactive energy revenue by approximately $4,380 per month.
The full impact of the COVID-19 outbreak continues to evolve as of the date of these financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity.

PANTHER CREEK POWER OPERATING LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2021 AND 2020
There may be other certain contingencies arising from the ordinary course of business to which the Company is a party. It is management’s belief that the ultimate resolution of those commitments and contingencies will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.
11.	Subsequent Events
Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent auditors’ report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure except for those in Notes 1 and 10.

10,000,000 Shares
Stronghold Digital Mining, Inc.
Class A Common Stock

  , 2022

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.	Other Expenses of Issuance and Distribution
The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the amounts set forth below are estimates.
Amount
SEC registration fee	$1,113.02
Accountants’ fees and expenses	20,000
Legal fees and expenses	75,000
Miscellaneous expenses	15,000
Total	$111,113.02
Item 15.	Indemnification of Directors and Officers
Our second amended and restated certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our second amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.
Our second amended and restated certificate of incorporation contains indemnification rights for our directors and our officers. Specifically, our second amended and restated certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted against, or incurred by, them in their capacities as officers and directors.
We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.
We entered into written indemnification agreements with our directors and executive officers. Under these agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.
The underwriting agreement relating to the IPO provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with the IPO.

Item 16.	Exhibits and financial statement schedules
See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.
Item 17.	Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that: Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS
Exhibit Number	Description
2.1¥#*
Master Transaction Agreement, dated as of April 1, 2021, by and among Q Power LLC, Stronghold Digital Mining Holdings LLC, Stronghold Digital Mining, Inc., Stronghold Digital Mining LLC, EIF Scrubgrass, LLC, Falcon Power LLC, Scrubgrass Power LLC, Scrubgrass Generating Company, L.P., Gregory A. Beard and William Spence (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

3.1*
Second Amended and Restated Certificate of Incorporation of Stronghold Digital Mining, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

3.2*	Amended and Restated Bylaws of Stronghold Digital Mining, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on October 25, 2021).

4.1*	Form of Amended and Restated Warrant, dated August 16, 2022 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on August 22, 2022).

4.2¥*	Form of Amended and Restated 10.0% Note, dated August 16, 2022 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on August 22, 2022).

4.3*	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on September 19, 2022).

4.4*
Pre-funded Warrant, dated September 19, 2022, by and between Stronghold Digital Mining, Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40931) filed on September 19, 2022).

5.1**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

23.1*	Consent of Urish Popeck & Co., LLC.

23.2*	Consent of Urish Popeck & Co., LLC.

23.3**	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on the signature page of this Registration Statement).

107*	Filing Fee Table
*	Previously filed.
**	Filed herewith.
†	Indicates a management contract or compensatory plan or arrangement.
¥
Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC on request.

#	Certain portions of this exhibit were redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on December 23, 2022.
Stronghold Digital Mining Inc.

By:	/s/ Gregory A. Beard
Gregory A. Beard
Chief Executive Officer and Co-Chairman
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of December 23, 2022.
Name	Title	Date

/s/ Gregory A. Beard	Chief Executive Officer and Co-Chairman (Principal Executive Officer)	December 23, 2022
Gregory A. Beard

*	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	December 23, 2022
Matthew J. Smith

*	Co-Chairman	December 23, 2022
William B. Spence

*	Director	December 23, 2022
Sarah P. James

*	Director	December 23, 2022
Thomas J. Pacchia

*	Director	December 23, 2022
Thomas R. Trowbridge, IV

*	Director	December 23, 2022
Indira Agarwal

*Pursuant to Power of Attorney
By:	/s/ Gregory A. Beard
Gregory A. Beard
Attorney-in-Fact